Nicholas Financial, Inc.



2009 Annual Report

www.NicholasFinancial.com

A NASDAQ traded company



Nicholas Financial, Inc. is a specialty finance company that provides direct consumer loans and purchases installment sales contracts from automobile dealers for used cars and light trucks. Its software subsidiary, Nicholas Data Services, Inc., designs, develops, supports and sells accounting software to small businesses throughout North America and is the computer automation provider for Nicholas Financial. The Company's stock has been publicly traded since 1987. It is listed on the NASDAQ National Market system under the symbol NICK.

The Story **BEHIND THE COVER . . .**

For this year's cover we've chosen the Greek mythological figure Sisyphus, an ancient king cursed to roll a huge boulder up a hill, only to watch it roll back down, and to repeat this throughout eternity. Sisyphus represents Nicholas Financial's relentless struggle to overcome in a troubled economy.



The past year marked Nicholas Financial's 24th year of business and our 22nd year as a public company. As you can see from the front cover of this year's annual report, we have selected Albert Camus' Greek mythological king Sisyphus as a metaphor for what seems to have happened in the economy and within our business during this past year. It has been and continues to be a tough uphill battle to find quality automobile loan contracts to underwrite and a challenge to collect from borrowers that are struggling in today's economic environment. In spite of this, our core financial fundamentals continue to grow, as evidenced by shareholder equity (or net worth) which grew 8% to $85.0 million from $78.6 million and our book value which grew 7% to $8.20 per share from $7.68 per share.



Peter L. Vosotas,
Chairman, CEO & President

...we are very pleased to report our 19th consecutive year of record revenues

We are pleased to report our 19th consecutive year of record revenues which rose 6% to $53,102,000 as compared to $50,083,000 in the previous year. Our after tax profits dropped 41% from $9,672,000 in 2008 to $5,673,000, if we exclude a non-cash unrealized mark-to-market loss of interest rate swaps. The Company purchases interest rate swaps as insurance against the possibility of rising interest rates. We have done this for several years and will continue to do so going forward.


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Nicholas Financial provides a service that allows individuals with blemished credit to purchase a car or light truck. Americans have had a long love affair with their vehicles. An American's car or truck is a status symbol and an expression of who they are. More importantly, it is a symbol of freedom and hope for their future. From the time a teenager receives his learners permit to the time we die, vehicle ownership gives us the freedom to GO. Go to work, go on vacation, go visit friends and family, go on a date or just simply go to the grocery store. Without a car, this freedom to move is greatly restricted, affecting a person's ability to get that better job that's not on the bus route, save money by traveling to the 75% off sale across town or get their kids to the doctor in an emergency. For many Americans, the freedom of movement has helped greatly in making them who they are. A vast majority will sacrifice a great deal to keep this freedom at all costs. Therefore we believe that both the sub prime borrower and secondary automobile markets will continue to expand.

Nicholas Financial has 48 company owned and operated branch offices in 12 states. We are optimistic in our future and confident in our tried and tested business model.



We intend to add new branches during this coming year and in the years to come. In fact as I write this letter, we are in the process of wrapping up the lease for a new branch office in Akron, Ohio. We have been asked if the closure of several GM and Chrysler franchise stores will hurt our business in the upcoming year. We do not believe that the closings of these franchise locations will have a negative impact on our business. In fact we may benefit as some of these former franchises transform their stores into Used Car Superstores. Our current business mix is approximately 50% with franchise dealers and 50% independent dealers. Less than 3% of our business is the result of financing new vehicles.

For the past two years I have written that, "We believe that the coming years will be tough going for our fellow American consumers." Little did I realize that the economy would be this difficult. I believe that the primary factors for the difficult business environment are uncertainty within the job market, the ever increasing cost of fuel, food, housing and health care, as well as the credit mess that many consumers have put themselves in. Our customers, those with sub prime credit who need their vehicles to get to work, are struggling not only with their debt obligations but also with the higher cost of just about everything. Fortunately, less than 10% of our 32,000 plus customers are homeowners and therefore are not directly affected by the mortgage crisis.

As a result of the spike in the unemployment rate, especially within financial services, we are now attracting a much higher number of quality job candidates than we have in the past. In many instances their company has either gone out of business or made considerable cut backs leaving them out of work or fearful of future layoffs. This recent change in the recruiting environment has allowed us to staff our company with several well-qualified people, making us stronger than ever. We believe this opportunity will help us to expand our Company, while our competitors pull back or in some cases, abandon our markets. Most noteworthy is the fact that we have not experienced any turnover in our senior management ranks over the past few years. Our Accounting, Loss Recovery, Information Technology and Marketing managers have all been with us for many years and they are all dedicated and talented leaders.

Over the past year we have also worked to modernize and strengthen our corporate infrastructure. Our IT staff has upgraded and expanded our computing facilities, which should provide ample processing and data storage capacities for the company's future growth plans. We have also begun to implement telecommunications strategies that will allow the company to take advantage of maturing technologies such as Voice over IP, which should provide a platform for future innovation while at the same time reducing fixed operating expenses. As we go forward we will continue to look to implement efficiencies that will lower costs and amplify earnings growth when an economic rebound does occur.

During the past year we maintained our close relationship with our current lenders, as we continue to address our long-term financing needs. We are confident that we have sufficient credit line availability and cash flow to fund our business throughout the upcoming year. Of course we cannot guarantee that our bankers will extend us credit indefinitely or that future pricing of our credit line will not


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be at higher rates then we currently have in place. We also recognize that we may have to find an additional source of funding to facilitate our growth.

We are very proud of our employees, whose dedication, talent and loyalty have made Nicholas an important force in automobile financing. We are grateful for their ongoing efforts and for the support of our customers, bankers, vendors and shareholders. We remain determined to increase the value of our publicly traded stock.

We are convinced that our shareholders will be rewarded if we continue to build the net worth of our Company each year.

To all of you who have invested in Nicholas, we wish to thank you for having continued faith in our Company. On behalf of our Board of Directors and our employees, we thank you for the confidence that you have entrusted in us.

Peter L. Vosotas
Chairman, CEO & President
June, 2009




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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
For the fiscal year ended March 31, 2009

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______.

Commission file number: 0-26680

NICHOLAS FINANCIAL, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**8736-3354**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2454 McMullen Booth Road, Building C
Clearwater, Florida
(Address of Principal Executive Offices)
(727) 726-0763
(Registrant's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act: None
Securities registered under Section 12(g) of the Exchange Act: Common Stock, no par value

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

As of June 9, 2009, 10,502,831 shares of the Registrant's Common Stock, no par value, were outstanding.

At September 30, 2008, the aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant was approximately $38,026,000

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's definitive Proxy Statement and Information Circular for the 2009 Annual General Meeting of Shareholders currently scheduled to be held on August 11, 2009, expected to be filed with the Commission pursuant to Regulation 14A on or about July 9, 2009, are incorporated by reference in Part III, Items 10 through 14, of this Annual Report on Form 10-K.

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NICHOLAS FINANCIAL, INC.

FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

Forward-Looking Information

This Annual Report on Form 10-K contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on management's beliefs and assumptions, as well as information currently available to management. When used in this document, the words "anticipate," "estimate," "expect," and similar expressions are intended to identify forward-looking statements. Although Nicholas Financial, Inc., including its subsidiaries (collectively the "Company"), believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such statements are subject to certain risks, uncertainties and assumptions, including but not limited to the risk factors discussed under the caption "Risk Factors" set forth in "Item 1A – Risk Factors." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected. Among the key factors that may cause actual results to differ materially from those projected in forward-looking statements include fluctuations in the economy, the degree and nature of competition, fluctuations in interest rates, the availability of capital at acceptable rates and terms, demand for consumer financing in the markets served by the Company, the Company's products and services, increases in the default rates experienced on retail installment sales contracts ("Contracts"), regulatory changes in the Company's existing and future markets, and the Company's ability to expand its business, including its ability to identify and complete acquisitions and integrate the operations of acquired businesses, to recruit and retain qualified employees, to expand into new markets and to maintain profit margins in the face of increased pricing competition. All forward-looking statements included in this Report are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statement. Prospective investors should also consult the risk factors described from time to time in the Company's filings made with the US Securities and Exchange Commission ("SEC"), including its reports on Forms 10-Q, 8-K and 10-K and annual reports to shareholders.

PART I

Item 1. Business

General

Nicholas Financial, Inc. ("Nicholas Financial-Canada") is a Canadian holding company incorporated under the laws of British Columbia in 1986. The business activities of Nicholas Financial-Canada are conducted through its two wholly-owned subsidiaries formed pursuant to the laws of the State of Florida, Nicholas Financial, Inc. ("Nicholas Financial") and Nicholas Data Services, Inc., ("NDS"). Nicholas Financial is a specialized consumer finance company engaged primarily in acquiring and servicing Contracts for purchases of new and used automobiles and light trucks. To a lesser extent, Nicholas Financial also makes direct loans and sells consumer-finance related products. NDS is engaged in supporting and updating industry-specific computer application software for small businesses located primarily in the Southeast United States. Nicholas Financial's financing activities accounted for more than 99% of the Company's consolidated revenues for each of the fiscal years ended March 31, 2009, 2008 and 2007. NDS's activities accounted for less than 1% of consolidated revenues during the same periods.

Nicholas Financial-Canada, Nicholas Financial and NDS are hereafter collectively referred to as the "Company". All financial information herein is designated in United States currency.

The Company's principal executive offices are located at 2454 McMullen Booth Road, Building C, Clearwater, Florida 33759, and its telephone number is (727) 726-0763.

Available Information

The Company's filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, definitive proxy statements on Schedule 14A, current reports on Form 8-K, and any amendments to those reports filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, are made available free of charge through the Investor Relations section of the Company's Internet website at http://nicholasfinancial.com as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. Copies of any materials the Company files with the SEC can also be obtained free of charge through the SEC's website at http://www.sec.gov, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or by calling the SEC's Office of Investor Education and Assistance at 1-800-732-0330.

Growth Strategy

The Company's principal goals are to increase its profitability and its long-term shareholder value through greater penetration in its current markets and controlled geographic expansion into new markets. While the Company intends to continue its expansion through the origination of direct consumer loans, the downturn in economic market conditions has resulted in a decline in the number of qualified applicants. Therefore, the Company does not expect to see growth in its direct loan portfolio until market conditions improve and stabilize. The Company is currently expanding its automobile financing program in the states of Alabama, Florida, Georgia, Indiana, Kentucky, Maryland, Michigan, North Carolina, Ohio, South Carolina, Tennessee and Virginia. The Company has targeted certain geographic locations within these states where it believes there is a sufficient market for its automobile financing program. The Company's strategy is to monitor these markets and ultimately decide where and if it will open additional branch locations. During the fiscal year 2009, the Company elected to close three under-performing branches. The Company will continue to evaluate any of its branch locations that do not meet the minimum profitability targets and may elect to close any of these branches in the future. As of March 31, 2009, there are possibly two additional locations subject to closure during fiscal 2010. The Company also continues to analyze other markets in states in which it does not currently operate. Although the Company has not made any bulk purchases of Contracts in the last five years, if the opportunity arises, the Company may consider possible acquisitions of portfolios of seasoned Contracts from dealers in bulk transactions as a means of further penetrating its existing markets or expanding its presence in targeted geographic locations. The Company cannot provide any assurances, however, that it will be able to further expand in either its current markets or any targeted new markets. While we believe the current economic weakness will remain throughout 2009 and could continue well into 2010, we also believe there will be opportunities to grow our portfolio. In the event we see further deterioration in the economy, we may elect to postpone any expansion efforts until we see stabilization in the labor markets.

The recent closings of Chrysler and General Motors dealerships reduce the potential number of automobile dealerships the Company could purchase Contracts from. However, this should have no impact on the number of new and used vehicles that are purchased by consumers. The Company purchases more than fifty percent of its business from independent auto dealers and also less then three percent of the Contracts it acquires are for new vehicles. The Company believes the impact of these closings will be minimal and does not expect it to affect its business and subsequent financial condition.

Automobile Finance Business – Contracts

The Company is engaged in the business of providing financing programs, primarily on behalf of purchasers of new and used cars and light trucks who meet the Company's credit standards, but who do not meet the credit standards of traditional lenders, such as banks and credit unions, because of the age of the vehicle being financed or the customer's job instability or credit history. Unlike traditional lenders, which look primarily to the credit history of the borrower in making lending decisions and typically finance new automobiles, the Company is willing to purchase Contracts for purchases made by borrowers who do not have a good credit history and for older model and high mileage automobiles. In making decisions regarding the purchase of a particular Contract the Company considers the following factors related to the borrower: place and length of residence; current and prior job status; history in making installment payments for automobiles; current income; and credit history. In addition, the Company examines its prior experience with Contracts purchased from the dealer from which the Company is purchasing the Contract, and the value of the automobile in relation to the purchase price and the term of the Contract.

The Company's automobile finance programs are currently conducted in twelve states through a total of 48 branch offices, consisting of nineteen in Florida, six in Ohio, five in each of Georgia and North Carolina, three in Kentucky, two in each of Alabama, Indiana and Virginia and one in each of Maryland, Michigan, South Carolina and Tennessee. As of March 31, 2009 the Company had non-exclusive agreements with approximately 3,500 dealers, of which approximately 1,500 are active, for the purchase of individual Contracts that meet the Company's financing criteria. The Company considers a dealer agreement to be active if the Company has purchased a Contract thereunder in the last six months. The dealer agreements require the dealer to originate Contracts in accordance with the Company's guidelines. Once a Contract is purchased by the Company the dealer is no longer involved in the relationship between the Company and the borrower, other than through the existence of limited representation and warranties of the dealer.

Customers under the Contracts typically make down payments, in the form of cash or trade-in, ranging from 5% to 20% of the sale price of the vehicle financed. The balance of the purchase price of the vehicle plus taxes, title fees and, if applicable, premiums for extended service Contracts, accident and health insurance and/or credit life insurance, are generally financed over a period of 12 to 72 months. Accident and health insurance coverage enables the customer to make required payments under the Contract in the event the borrower becomes unable to work because of illness or accident and credit life insurance pays the borrower's obligations under the Contract upon his or her death.

The Company purchases Contracts from automobile dealers at a negotiated price that is less than the original principal amount being financed (the discount) by the purchaser of the automobile. The amount of the discount depends upon factors such as the age and value of the automobile and the creditworthiness of the customer. The Company will pay more (i.e., purchase the Contract at a smaller discount from the original principal amount) for Contracts as the credit risk of the customer improves. In certain markets, competition determines the discount that the Company can charge. Historically, the Contracts purchased by the Company have been purchased at discounts that range from 1% to 15% of the original principal amount of the Contract. In addition to the discount, the Company charges the dealer a processing fee of $75 per Contract purchased. As of March 31, 2009, the Company's loan portfolio consisted exclusively of Contracts purchased without recourse to the dealer. Although all the Contracts in the Company's loan portfolio were acquired without recourse, each dealer remains potentially liable to the Company for liabilities arising from certain representations and warranties made by the dealer with respect to compliance with applicable federal and state laws and valid title to the vehicle.

The Company's policy is to only purchase a Contract after the dealer has provided the Company with the requisite proof that the Company has a first priority lien on the financed vehicle (or the Company has, in fact, perfected such first priority lien), that the customer has obtained the required collision insurance naming the Company as loss payee and that the Contract has been fully and accurately completed and validly executed. Once the Company has received and approved all required documents, it pays the dealer for the Contract and commences servicing the Contract.

The Company requires the owner of the vehicle to obtain and maintain collision insurance, naming the Company as the loss payee, with a deductible of not more than $500. Both the Company and the dealers offer purchasers of vehicles certain other "add-on products." These products are offered by the dealer on behalf of the Company or on behalf of the dealership at the time of sale. They consist of a roadside assistance plan, extended warranty protection, gap insurance, credit life insurance, credit accident and health insurance, and credit property insurance. If the purchaser so desires, the cost of these products may be included in the amount financed under the Contract.

Contract Procurement

The Company purchases Contracts in the states listed in the table below. The Contracts purchased by the Company are predominately for used vehicles; for the periods shown below, less than 3% were for new vehicles. The average model year collateralizing the portfolio as of March 31, 2009 was a 2003 vehicle. The dollar amounts shown in the table below represent the Company's finance receivables, net of unearned interest on Contracts purchased:

State	Maximum allowable interest rate (1)	Fiscal year ended March 31, 2009	2008	2007
Alabama	(2)	**$ 3,448,113**	$ 2,570,603	$ 1,413,763
Florida	18-30% (3)	**43,733,812**	50,447,849	54,398,960
Georgia	18-30% (3)	**11,255,611**	12,311,278	11,586,876
Indiana	21%	**7,131,943**	4,990,032	2,874,907
Kentucky	18-25% (3)	**6,108,872**	5,409,996	6,452,075
Maryland	24%	**1,787,966**	4,556,303	3,697,468
Michigan	25%	**3,102,467**	1,983,858	2,000,130
North Carolina	18-29% (3)	**10,926,757**	12,602,042	13,158,260
Ohio	25%	**17,028,665**	14,746,718	13,306,050
South Carolina	(2)	**2,374,384**	3,978,758	4,276,742
Tennessee	(2)	**2,027,994**	51,613	-
Virginia	(2)	**4,400,675**	4,880,380	7,027,766
Total		**$113,327,259**	$118,529,430	$120,192,997

(1) The maximum allowable interest rates by state are subject to change and are governed by the individual states the Company conducts business in.

(2) None of these states currently imposes a maximum allowable interest rate with respect to the types and sizes of Contracts the Company purchases. The maximum rate which the Company will typically charge any customer in each of these states is 29% per annum.

(3) The maximum allowable interest rate in each of these states varies depending upon the model year of the vehicle being financed. In addition, Georgia does not currently impose a maximum allowable interest rate with respect to Contracts over $5,000.

The following table presents selected information on Contracts purchased by the Company, net of unearned interest:

Contracts	Fiscal year ended March 31, 2009	2008	2007
Purchases	**$113,327,259**	$118,529,430	$120,192,997
Weighted APR	**24.06%**	24.23%	23.90%
Average discount	**9.14%**	8.32%	8.45%
Weighted average term (months)	**48**	48	46
Average loan	**$ 9,340**	$ 9,315	$ 9,063
Number of contracts	**12,134**	12,725	13,262

Direct Loans

The Company currently originates direct loans in Florida, Georgia and North Carolina. Direct loans are loans originated directly between the Company and the consumer. These loans are typically for amounts ranging from $1,000 to $8,000 and are generally secured by a lien on an automobile, watercraft or other permissible tangible personal property. The average loan made to date by the Company had an initial principal balance of approximately $3,000. The Company does not expect the average loan size to increase significantly within the foreseeable future. The majority of direct loans are originated with current or former customers under the Company's automobile financing program. The typical direct loan represents a significantly better credit risk than our typical Contract due to the customer's historical payment history with the Company. The Company does not have a direct loan license in Alabama, Indiana, Kentucky, Maryland, Michigan, Ohio, South Carolina, Tennessee, or Virginia, and none is presently required in Georgia (as the Company currently does not make direct loans under $3,000 in that state). Typically, the Company allows for a seasoning process to occur in a new market prior to determining whether to pursue a direct loan license there. Due to the economic conditions during fiscal year 2009, the Company has postponed its pursuit of a direct loan license in the state of Ohio. The Company will re-evaluate this decision once it sees evidence of a more sustained economic recovery. The Company does not expect to pursue a direct loan license in any other state during the current fiscal year. The size of the loan and maximum interest rate that can be charged vary from state to state. In deciding whether or not to make a loan, the Company considers the individual's credit history, job stability, income and impressions created during a personal interview with a Company loan officer. Additionally, because most of the direct consumer loans made by the Company to date have been made to borrowers under Contracts previously purchased by the Company, the payment history of the borrower under the Contract is a significant factor in making the loan decision. The Company's direct loan program was implemented in April 1995 and currently accounts for approximately 4% of annual consolidated revenues for the Company. As of March 31, 2009, loans made by the Company pursuant to its direct loan program constituted approximately 2% of the aggregate principal amount of the Company's loan portfolio.

In connection with its direct loan program, the Company also offers health and accident insurance coverage and credit life insurance to customers. Customers in approximately 79% of the 2,580 direct loan transactions outstanding as of March 31, 2009 had elected to purchase insurance coverage offered by the Company. The cost of this insurance is included in the amount financed by the customer.

The following table presents selected information on direct loans originated by the Company, net of unearned interest:

Direct loan originations	Fiscal year ended March 31, 2009	2008	2007
Originations	**$4,326,599**	$8,132,273	$8,672,700
Weighted APR	**27.09%**	25.57%	25.30%
Weighted average term (months)	**24**	29	31
Average loan	**$ 2,565**	$ 3,332	$ 3,459
Number of contracts	**1,687**	2,441	2,507

Underwriting Guidelines

The Company's typical customer has a credit history that fails to meet the lending standards of most banks and credit unions. Among the credit problems experienced by the Company's customers that resulted in a poor credit history are: unpaid revolving credit card obligations; unpaid medical bills; unpaid student loans; prior bankruptcy; and evictions for nonpayment of rent. The Company believes that its customer profile is similar to that of its direct competitors.

Prior to its approval of the purchase of a Contract, the Company is provided with a standardized credit application completed by the consumer which contains information relating to the consumer's background, employment, and credit history. The Company also obtains credit reports from Equifax, TRW or TransUnion, which are independent credit reporting services. The Company verifies the consumer's employment history, income and residence. In most cases, consumers are interviewed by telephone by a Company application processor.

The Company has established internal buying guidelines to be used by its Branch Managers and internal underwriters when purchasing Contracts. Any Contract that does not meet these guidelines must be approved by the senior management of the Company. The Company currently has District Managers charged with managing the specific branches in a defined geographic area. In addition to a variety of administrative duties, the District Managers are responsible for monitoring their assigned branches' compliance with the Company's underwriting standards.

The Company uses essentially the same criteria in analyzing a direct loan as it does in analyzing the purchase of a Contract. Lending decisions regarding direct loans are made based upon a review of the customer's loan application, credit history, job stability, income, in-person interviews with a Company loan officer and the value of the collateral offered by the borrower to secure the loan. To date, since approximately 80% of the Company's direct loans have been made to individuals whose automobiles have been financed by the Company, the customer's payment history under his or her existing or past Contract is a significant factor in the lending decision. The decision process with respect to the purchase of Contracts is similar, although the customer's prior payment history with automobile loans is weighted more heavily in the decision-making process and the collateral value of the automobile being financed is also considered.

After reviewing the information included in the Contract or direct loan application and taking the other factors into account, a Company employee categorizes the customer using internally developed credit classifications of "1," indicating higher creditworthiness, through "5," indicating lower creditworthiness. In the absence of other factors, such as a favorable payment history on a Contract held by the Company, the Company generally makes direct loans only to individuals rated in categories "3" or higher. Contracts are financed for individuals who fall within all five acceptable rating categories utilized, "1" through "5". Usually a customer who falls within the two highest categories is purchasing a two to four-year old, low mileage used automobile from the inventory of a new car or franchise dealer, while a customer in either of the two lowest categories is purchasing an older, high mileage automobile from an independent used automobile dealer.

The Company utilizes its Loss Recovery Department ("LRD") to perform on-site audits of branch compliance with Company underwriting guidelines. LRD audits Company branches on a schedule that is variable depending on the size of the branch, length of time a branch has been open, current tenure of the Branch Manager, previous branch audit score and current and historical branch profitability. LRD reports directly to the Accounting and Administrative Management of the Company. The Company believes that an independent review and audit of its branches that is not tied to the sales function of the Company is imperative in order to assure the information obtained is impartial.

Monitoring and Enforcement of Contracts

The Company requires all customers to obtain and maintain collision insurance covering damage to the vehicle. Failure to maintain such insurance constitutes a default under the Contract, and the Company may, at its discretion, repossess the vehicle. To reduce potential loss due to insurance lapse, the Company has the contractual right to force place its own collateral protection insurance policy, which covers loss due to physical damage to vehicles not covered by any insurance policy of any respective customer.

The Company's Management Information Services personnel maintain a number of reports to monitor compliance by customers with their obligations under Contracts and direct loans made by the Company. These reports may be accessed on a real-time basis throughout the Company by management personnel, including Branch Managers and staff, at computer terminals located in the main office and each branch office. These reports include delinquency aging reports, customer promises reports, vehicle information reports, purchase reports, dealer analysis reports, static pool reports, and repossession reports.

A delinquency report is an aging report that provides basic information regarding each account and indicates accounts that are past due. The report includes information such as the account number, address of the customer, home and work phone numbers of the customer, original term of the Contract, number of remaining payments, outstanding balance, due dates, date of last payment, number of days past due, scheduled payment amount, amount of last payment, total past due, and special payment arrangements or agreements.

Any account that is less than 120 days old is included on the delinquency report on the first day that the Contract is contractually past due. After an account has matured more than 120 days, it is not included on the delinquency report until it is 11 days past due. Once an account becomes 30 days past due, repossession proceedings are implemented unless the customer provides the Company with an acceptable explanation for the delinquency and displays a willingness and the ability to make the payment, and commits to a plan to return the account to current status. When an account is 60 days past due, the Company ceases recognition of income on the Contract and repossession proceedings are initiated. At 120 days delinquent, if the vehicle has not yet been repossessed, the account is written off. Once a vehicle has been repossessed, the related loan balance no longer appears on the delinquency report. Instead, the vehicle appears on the Company's repossession report and is sold, either at auction or to an automobile dealer.

When an account becomes delinquent, the Company immediately contacts the customer to determine the reason for the delinquency and to determine if appropriate arrangements for payment can be made. If payment arrangements acceptable to the Company can be made, the information is entered in its database and is used to generate a "Promises Report," which is utilized by the Company's collection staff for account follow up.

The Company prepares a repossession report that provides information regarding repossessed vehicles and aids the Company in disposing of repossessed vehicles. In addition to information regarding the customer, this report provides information regarding the date of repossession, date the vehicle was sold, number of days it was held in inventory prior to sale, year and make and model of the vehicle, mileage, payoff amount on the Contract, NADA book value, Black Book value, suggested sale price, location of the vehicle, original dealer and condition of the vehicle, and notes other information that may be helpful to the Company.

The Company also prepares a dealer analysis report that provides information regarding each dealer from which it purchases Contracts. This report allows the Company to analyze the volume of business done with each dealer and the terms on which it has purchased Contracts from the dealer.

The Company's policy is to aggressively pursue legal remedies to collect deficiencies from customers. Delinquency notices are sent to customers and oral requests for payment are made beginning when an account becomes 11 days delinquent. When an account becomes 30 days delinquent and the customer has not made payment arrangements acceptable to the Company or has failed to respond to the requests for payment, a repossession request form is prepared by the responsible branch office employee for approval by the Branch Manager for the vicinity in which the borrower lives. Once the repossession request has been approved, first by the Branch Manager and secondly by the applicable District Manager, it must then be approved by the Director of Loss Recovery. The repossessor delivers the vehicle to a secure location specified by the Company. The Company maintains relationships with several licensed repossession firms that repossess vehicles for fees that range from $200 to $400 for each vehicle repossessed. As required by Alabama, Florida, Georgia, Indiana, Kentucky, Maryland, Michigan, North Carolina, Ohio, South Carolina, Tennessee and Virginia law, the customer is notified by certified letter that the vehicle has been repossessed and that to regain the vehicle, he or she must make arrangements satisfactory to the Company and pay the amount owed under the Contract within ten days after delivery of the letter.

The minimum requirement for return of the vehicle is payment of all past due amounts under the Contract and all expenses associated with the repossession incurred by the Company. If satisfactory arrangements for return of the vehicle are not made within the statutory period, the Company then sends title to the vehicle to the applicable state title transfer department, which then registers the vehicle in the name of the Company. The Company then either sells the vehicle to a dealer or has it transported to an automobile auction for sale. On average, approximately 30 days lapse between the time the Company takes possession of a vehicle and the time it is sold to a dealer or at auction. When the Company determines that there is a reasonable likelihood of recovering part or all of any deficiency against the customer under the Contract, it pursues legal remedies available to it, including lawsuits, judgement liens and wage garnishments. Historically, the Company has recovered approximately 10-15% of deficiencies from such customers. Proceeds from the disposition of the vehicles are not included in calculating the foregoing percentage range.

Marketing and Advertising

The Company's Contract marketing efforts currently are directed exclusively toward automobile dealers. The Company attempts to meet dealers' needs by offering highly-responsive, cost-competitive and service-oriented financing programs. The Company relies on its District and Branch Managers to solicit agreements for the purchase of Contracts with automobile dealers located within a 25-mile radius of each branch office. The Branch Manager provides dealers with information regarding the Company and the general terms upon which the Company is willing to purchase Contracts. The Company presently has no plans to implement any other forms of advertising, such as radio or newspaper advertisements, for the purchase of Contracts

The Company solicits customers under its direct loan program primarily through direct mailings, followed by telephone calls, to individuals who have a good credit history with the Company in connection with Contracts purchased by the Company.

Computerized Information System

The Company utilizes integrated computer systems developed by NDS to assist in responding to customer inquiries and to monitor the performance of its Contract and direct loan portfolio and the performance of individual customers under Contracts. All Company personnel are provided with instant, simultaneous access to information from a single shared database. The Company has created specialized programs to automate the tracking of Contracts and direct loans from inception. The Company's computer network encompasses both its corporate headquarters and its branch office locations. See "Monitoring and Enforcement of Contracts" above for a summary of the different reports prepared by the Company.

Competition

The consumer finance industry is highly fragmented and highly competitive. There are numerous financial service companies that provide consumer credit in the markets served by the Company, including banks, other consumer finance companies, and captive finance companies owned by automobile manufacturers and retailers. Many of these companies have significantly greater resources than the Company. The Company does not believe that increased competition for the purchase of Contracts will cause a material reduction in the interest rate payable by an individual purchaser of an automobile for the foreseeable future. However, increased competition for the purchase of Contracts will enable automobile dealers to shop for the best price, thereby giving rise to an erosion in the discount from the initial principal amounts at which the Company would be willing to purchase Contracts.

The Company's target market consists of persons who are generally unable to obtain traditional used car financing because of their credit history or the vehicle's mileage or age. The Company has been able to expand its automobile finance business in the non-prime credit market by offering to purchase Contracts on terms that are competitive with those of other companies which purchase automobile receivables in that market segment. Because of the daily contact that many of its employees have with automobile dealers located throughout the market areas served by it, the Company is generally aware of the terms upon which its competitors are offering to purchase Contracts. The Company's policy is to modify its terms, if necessary, to remain competitive. However, the Company will not sacrifice credit quality, its purchasing criteria or prudent business practices in order to meet the competition.

The Company's ability to compete effectively with other companies offering similar financing arrangements depends upon maintaining close business relationships with dealers of new and used vehicles. No single dealer out of the approximately 1,500 dealers that the Company currently has active Contractual relationships with accounted for over 1% of its business volume for any of the fiscal years ended March 31, 2009, 2008 or 2007.

Regulation

The Company's financing operations are subject to regulation, supervision and licensing under various federal, state and local statutes and ordinances. Additionally, the procedures that the Company must follow in connection with the repossession of vehicles securing Contracts are regulated by each of the states in which the Company does business. To date, the Company's operations have been conducted exclusively in the states of Alabama, Florida, Georgia, Indiana, Kentucky, Maryland, Michigan, North Carolina, Ohio, South Carolina, Tennessee and Virginia. Accordingly, the laws of such states, as well as applicable federal law, govern the Company's operations. Compliance with existing laws and regulations has not had a material adverse effect on the Company's operations to date. The Company's management believes that the Company maintains all requisite licenses and permits and is in material compliance with all applicable local, state and federal laws and regulations. The Company periodically reviews its branch office practices in an effort to ensure such compliance. The following constitute certain of the federal, state and local statutes and ordinances with which the Company must comply:

- *State consumer regulatory agency requirements.* Pursuant to regulations of the state of Florida governing the Company's financing business activities, the Florida Department of Banking and Finance periodically conducts an on-site audit of each of the Company's Florida branches to monitor compliance with applicable regulations. These regulations govern, among other matters, licensure requirements, requirements for maintenance of proper records, payment of required fees, maximum interest rates that may be charged on loans to finance used vehicles and proper disclosure to customers regarding financing terms. Pursuant to North Carolina law, the Company's direct loan activities in that state are subject to similar periodic on-site audits by the North Carolina Office of the Commissioner of Banks.

- *State licensing requirements.* The Company maintains a Sales Finance Company License with the Florida Department of Banking and Finance, as well as consumer loan licenses in Florida and North Carolina. In addition, each of the dealers that the Company does business with is required to maintain a Retail Installment Seller's License with each state in which it operates.

- *Fair Debt Collection Act.* The Fair Debt Collection Act and applicable state law counterparts prohibit the Company from contacting customers during certain times and at certain places, from using certain threatening practices and from making false implications when attempting to collect a debt.

- *Truth in Lending Act.* The Truth in Lending Act requires the Company and the dealers it does business with to make certain disclosures to customers, including the terms of repayment, the total finance charge and the annual percentage rate charged on each Contract or direct loan.

- *Equal Credit Opportunity Act.* The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age or marital status. Pursuant to Regulation B promulgated under the Equal Credit Opportunity Act, creditors are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection.

- *Fair Credit Reporting Act.* The Fair Credit Reporting Act requires the Company to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer-reporting agency.

- *Gramm-Leach-Bliley Act.* The Gramm-Leach-Bliley Act requires the Company to maintain privacy with respect to certain consumer data in its possession and to periodically communicate with consumers on privacy matters.

- *Soldiers' and Sailors' Civil Relief Act.* The Soldiers' and Sailors' Civil Relief Act requires the Company to reduce the interest rate charged on each loan to customers who have subsequently joined, enlisted, been inducted or called to active military duty.

- *Electronic Funds Transfer Act.* The Electronic Funds Transfer Act prohibits the Company from requiring its customers to repay a loan or other credit by electronic funds transfer ("EFT"), except in limited situations which do not apply to the Company. The Company is also required to provide certain documentation to its customers when an EFT is initiated and to provide certain notifications to its customers with regard to preauthorized payments.

- *Telephone Consumer Protection Act.* The Telephone Consumer Protection Act prohibits telephone solicitation calls to a customer's home before 8 a.m. or after 9 p.m. In addition, if the Company makes a telephone solicitation call to a customer's home, the representative making the call must provide his or her name, the Company's name, and a telephone number or address at which the Company's representative may be contacted. The Telephone Consumer Protection Act also requires that the Company maintain a record of any requests by customers not to receive future telephone solicitations, which must be maintained for five years.

- *Bankruptcy.* Federal bankruptcy and related state laws may interfere with or affect the Company's ability to recover collateral or enforce a deficiency judgment.

Employees

The Company's management and various support functions are centralized at the Company's Corporate Headquarters in Clearwater, Florida. As of March 31, 2009 the Company employed a total of 239 persons, 3 of whom work for NDS and 236 of whom work for Nicholas Financial. None of the Company's employees is subject to a collective bargaining agreement, and the Company considers its relations with its employees generally to be good.

Item 1A. Risk Factors

The following factors, as well as other factors not set forth below, may adversely effect the business, operations, financial condition or results of operations of the Company (sometimes referred to in this section as "we" "us" or "our").

Our profitability and future growth depend on our continued access to bank financing.

The profitability and growth of our business currently depend on our ability to access bank debt at competitive rates. We currently depend on a $115.0 million line of credit facility with a financial institution to finance our purchases of Contracts and fund our direct loans. This line of credit currently has a maturity date of November 30, 2010 and is secured by substantially all our assets. At March 31, 2009, we had approximately $102.0 million outstanding under the line of credit and approximately $13.0 million available for additional borrowing.

The availability of our credit facility depends, in part, on factors outside of our control, including regulatory capital treatment for unfunded bank lines of credit and the availability of bank loans in general. Therefore, we cannot guarantee that this credit facility will continue to be available beyond the current maturity date on reasonable terms or at all. If we are unable to renew or replace our credit facility or find alternative financing at reasonable rates, we may be forced to liquidate. We will continue to depend on the availability of our line of credit, together with cash from operations, to finance our future operations.

The terms of our indebtedness impose significant restrictions on us.

Our existing outstanding indebtedness restricts our ability to, among other things:

- sell or transfer assets;
- incur additional debt;
- repay other debt;
- pay dividends;
- make certain investments or acquisitions;
- repurchase or redeem capital stock;
- engage in mergers or consolidations; and
- engage in certain transactions with subsidiaries and affiliates.

In addition, our line of credit facility requires us to comply with certain financial ratios and covenants and to satisfy specified financial tests, including maintenance of asset quality and portfolio performance tests. Our ability to continue to meet those financial ratios and tests could be affected by events beyond our control. Failure to meet any of these covenants, financial ratios or financial tests could result in an event of default under our line of credit facility. If an event of default occurs under this credit facility, the lender may take one or more of the following actions:

- increase our borrowing costs;
- restrict our ability to obtain additional borrowings under the facility;
- accelerate all amounts outstanding under the facility; or
- enforce its interests against collateral pledged under the facility.

If our lender accelerates our debt payments, our assets may not be sufficient to fully repay the debt.

We will require a significant amount of cash to service our indebtedness and meet our other liquidity needs.

Our ability to make payments on or to refinance our indebtedness and to fund our operations and planned capital expenditures depends on our future operating performance. Our primary cash requirements include the funding of:

- Contract purchases and direct loans;
- interest payments under our line of credit facility and other indebtedness;
- capital expenditures for technology and facilities;
- ongoing operating expenses;
- planned expansions by opening additional branch offices; and
- any required income tax payments.

In addition, because we expect to continue to require substantial amounts of cash for the foreseeable future, we may seek additional debt or equity financing. The type, timing and terms of the financing we select will be dependent upon our cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. There is no assurance that any of these sources will be available to us at any given time or that on reasonable terms on which these sources may be available will be favorable. Our inability to obtain such additional financing on reasonable terms could adversely impact our ability to grow.

Our substantial indebtedness could adversely affect our financial condition.

We currently have a substantial amount of outstanding indebtedness. Our ability to make payments on, or to refinance, our indebtedness will depend on our future operating performance, including our ability to access additional debt and equity financing, which, to a certain extent, is subject to economic, financial, competitive and other factors beyond our control.

Our high level of indebtedness could have important consequences for our business. For example,

- we may be unable to satisfy our obligations under our outstanding indebtedness;
- we may find it more difficult to fund future working capital, capital expenditures, acquisitions, and general corporate needs;
- we may have to dedicate a substantial portion of our cash resources to the payments on our outstanding indebtedness, thereby reducing the funds available for operations and future business opportunities; and
- we may be more vulnerable to adverse general economic and industry conditions.

We may incur substantial additional debt in the future. If new debt is added to our current levels, the risks described above could intensify.

We may experience high delinquency rates in our loan portfolios, which could reduce our profitability.

Our profitability depends, to a material extent, on the performance of Contracts that we purchase. Historically, we have experienced higher delinquency rates than traditional financial institutions because a large portion of our loans are to non-prime borrowers, who are unable to obtain financing from traditional sources due to their credit history. Although we attempt to mitigate these high credit risks with our underwriting standards and collection procedures, these standards and procedures may not offer adequate protection against the risk of default, especially in difficult economic times such as have existed over much of the past twelve months. In the event of a default, the collateral value of the financed vehicle usually does not cover the outstanding loan balance and costs of recovery. Higher than anticipated delinquencies and defaults on our Contracts would reduce our profitability.

In addition, in the event we were to make any bulk purchases of seasoned Contracts, we may experience higher than normal delinquency rates with respect to these loan portfolios due to our inability to apply our underwriting standards to each loan comprising the acquired portfolios. We would similarly attempt to mitigate the high credit risks associated with these loans, although no assurances can be given that we would be able to do so.

We depend upon our relationships with our dealers.

Our business depends in large part upon our ability to establish and maintain relationships with reputable dealers who originate the Contracts we purchase. Although we believe we have been successful in developing and maintaining such relationships, such relationships are not exclusive, and many of them are not longstanding. There can be no assurances that we will be successful in maintaining such relationships or increasing the number of dealers with whom we do business, or that our existing dealer base will continue to generate a volume of Contracts comparable to the volume of such Contracts historically generated by such dealers.

Our success depends upon our ability to implement our business strategy.

Our financial position depends on management's ability to execute our business strategy. Key factors involved in the execution of our business strategy include achievement of the desired Contract purchase volume, the use of effective risk management techniques and collection methods, continued investment in technology to support operating efficiency and continued access to significant funding and liquidity sources. Our failure or inability to execute any element of our business strategy could materially adversely affect our business and financial condition.

Our business is highly dependent upon general economic conditions.

During periods of economic slowdown or recession, such as has existed for much of the past twelve months, delinquencies, defaults, repossessions and losses generally increase. These periods also may be accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding loans, which weakens collateral coverage on our loans and increases the amount of a loss we would experience in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which repossessed automobiles are sold or delay the timing of these sales. Because we focus on non-prime borrowers, the actual rates of delinquencies, defaults, repossessions and losses on these loans are higher than those experienced in the general automobile finance industry and could be more dramatically affected by a general economic downturn. In addition, during an economic slowdown or recession, our servicing costs may increase without a corresponding increase in our servicing income. While we seek to manage the higher risk inherent in loans made to non-prime borrowers through our underwriting criteria and collection methods, no assurance can be given that these criteria or methods will afford adequate protection against these risks. Any sustained period of increased delinquencies, defaults, repossessions or losses or increased servicing costs could adversely affect our business and financial condition.

Recent economic developments may continue to adversely affect our business and financial condition.

Recently, the United States has experienced a period of economic slowdown or recession that has, and may continue to, adversely affect our business and financial condition. Rising unemployment and continued lack of available credit has led to increased delinquencies and losses.

Additionally, higher gasoline prices, unstable real estate values, reset of adjustable rate mortgages to higher interest rates, and other factors have impacted consumer confidence and disposable income. These conditions have increased loss frequency, decreased consumer demand for automobiles and weakened collateral values on certain types of vehicles. Because we focus predominately on sub-prime borrowers, the actual rates of delinquencies, defaults, repossessions and losses on Contracts are higher than those experienced in the general automobile finance industry and have been materially affected by the recent economic downturn.

Delinquencies and loan losses with respect to Contracts have increased over the past fiscal year and may continue to increase. These increases in delinquencies, defaults, losses and repossessions may be related to the increase in unemployment levels. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations."

In addition to the current economic slowdown or recession, the asset-backed securities market, along with credit markets in general, have been experiencing unprecedented disruptions. Due to the tightening of the credit markets, the availability of financing for individuals with sub-prime credit ratings has decreased significantly, slowing the expected rate of prepayment of Contracts originated by us. If losses on Contracts continue to increase and the expected rate of prepayment decreases, our business and financial condition will be adversely affected.

Decreased auction proceeds resulting from the depressed prices at which used automobiles may be sold during periods of economic slowdown or recession will reduce our profitability.

If we repossess a vehicle securing a Contract, we typically have it transported to an automobile auction for sale. Auction proceeds from the sale of repossessed vehicles and other recoveries are usually not sufficient to cover the outstanding balance of the Contract, and the resulting deficiency is charged off. In addition, there is, on average, approximately a 30-day lapse between the time we repossess a vehicle and the time it is sold by a dealer or at auction. Furthermore, depressed wholesale prices for used automobiles may result from significant liquidations of rental or fleet inventories, and from increased volume of trade-ins due to promotional financing programs offered by new vehicle manufacturers. During periods of economic slowdown or recession, such as has existed for much of the past twelve months, decreased auction proceeds resulting from the depressed prices at which used automobiles may be sold will result in our experiencing higher credit losses.

An increase in market interest rates may reduce our profitability.

Our long-term profitability may be directly affected by the level of and fluctuations in interest rates. Sustained, significant increases in interest rates may adversely affect our liquidity and profitability by reducing the interest rate spread between the rate of interest we receive on our Contracts and interest rates that we pay under our outstanding line of credit facility. As interest rates increase, our gross interest rate spread on new originations will generally decline since the rates charged on the Contracts originated or purchased from dealers generally are limited by statutory maximums, restricting our opportunity to pass on increased interest costs. We monitor the interest rate environment and have entered into interest rate swap agreements relating to a portion of our outstanding debt with maturities ranging from October 2, 2009 through February 2, 2011. Each of these agreements effectively converts a portion of our floating-rate debt to a fixed-rate, thus reducing the impact of interest rate changes on our interest expense. These interest rate swap agreements may not adequately mitigate the impact of changes in interest rates, however, and we may not be able to enter into such agreements in the future.

Our growth depends upon our ability to retain and attract a sufficient number of qualified employees.

To a large extent, our growth strategy depends on the opening of new offices that will focus primarily on purchasing Contracts and making direct loans in markets we have not previously served. Future expansion of our office network depends, in part, upon our ability to attract and retain qualified and experienced office managers and the ability of such managers to develop relationships with dealers that serve those markets. We generally do not open new offices until we have located and hired a qualified and experienced individual to manage the office. Typically, this individual will be familiar with local market conditions and have existing relationships with dealers in the area to be served. Although we believe that we can attract and retain qualified and experienced personnel as we proceed with planned expansion into new markets, no assurance can be given that we will be successful in doing so. Competition to hire personnel possessing the skills and experience required by us could contribute to an increase in our employee turnover rate. High turnover or an inability to attract and retain qualified personnel could have an adverse effect on our origination, delinquency, default and net loss rates and, ultimately, our financial condition.

The loss of one of our key executives could have a material adverse effect on our business.

Our growth and development to date have been largely dependent upon the services of Peter L. Vosotas, our Chairman of the Board, President and Chief Executive Officer, and Ralph T. Finkenbrink, our Chief Financial Officer and Senior Vice President-Finance. We do not maintain key-man life insurance policies on these executives. Although we believe that we have sufficient additional experienced management personnel to accommodate the loss of any key executive, the loss of services of one or both of these executives could have a material adverse effect on our business and financial condition.

We are subject to risks associated with litigation.

As a consumer finance company, we are subject to various consumer claims and litigation seeking damages and statutory penalties, based upon, among other things:

- usury laws;
- disclosure inaccuracies;
- wrongful repossession;
- violations of bankruptcy stay provisions;
- certificate of title disputes;
- fraud;
- breach of contract; and
- discriminatory treatment of credit applicants.

Some litigation against us could take the form of class action complaints by consumers. As the assignee of Contracts originated by dealers, we may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. The damages and penalties claimed by consumers in these types of actions can be substantial. The relief requested by the plaintiffs varies but may include requests for compensatory, statutory and punitive damages. No assurances can be given that we will not experience material financial losses in the future as a result of litigation and other legal proceedings.

We are subject to many laws and governmental regulations, and any material violations of or changes in these laws or regulations could have a material adverse effect on our financial condition and business operations.

Our financing operations are subject to regulation, supervision and licensing under various federal, state and local statutes and ordinances. Additionally, the procedures that we must follow in connection with the repossession of vehicles securing Contracts are regulated by each of the states in which we do business. The various federal, state and local statutes, regulations, and ordinances applicable to our business govern, among other things:

- licensing requirements;
- requirements for maintenance of proper records;
- payment of required fees to certain states;
- maximum interest rates that may be charged on loans to finance new and used vehicles;
- debt collection practices;
- proper disclosure to customers regarding financing terms;
- privacy regarding certain customer data;
- interest rates on loans to customers;
- telephone solicitation of direct loan customers; and
- collection of debts from loan customers who have filed bankruptcy.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable local, state and federal regulations. Our failure, or failure by dealers who originate the Contracts we purchase, to maintain all requisite licenses and permits, and to comply with other regulatory requirements, could result in consumers having rights of rescission and other remedies that could have a material adverse effect on our financial condition. Furthermore, any changes in applicable laws, rules and regulations may make our compliance therewith more difficult or expensive or otherwise adversely affect our financial condition.

Our Chief Executive Officer and certain members of the Mahan family hold a significant percentage of our common stock and may take actions adverse to your interests.

Peter L. Vosotas, our Chairman of the Board, President and Chief Executive Officer, and certain members of the Mahan family, including the adult children of Marvin and Ingrid Mahan, and certain entities controlled by them, owned approximately 14.5% and 10.6%, respectively, of our common stock as of June 9, 2009. As a result, they may be able to significantly influence matters requiring shareholder approval, including the election and removal of directors and approval of significant corporate transactions, such as mergers, consolidations and sales of assets. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination, which could cause the market price of our common stock to fall or prevent you from receiving a premium in such transaction.

Our stock is lightly traded, which may limit your ability to resell your shares.

The average daily trading volume of our shares on the NASDAQ Global Select Market for the period from April 1, 2008 through March 31, 2009 was approximately 10,810 shares. Thus, our common stock is thinly traded. Thinly traded stock can be more volatile than stock trading in an active public market. Factors such as our financial results, the introduction of new products and services by us or our competitors, and various factors affecting the consumer-finance industry generally may have a significant impact on the market price of our common stock. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stocks of many companies, including ours, have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, our shareholders may not be able to sell their shares at the volumes, prices, or times that they desire.

We operate in a competitive market.

The non-prime consumer-finance industry is highly competitive. There are numerous financial service companies that provide consumer credit in the markets served by us, including banks, credit unions, other consumer finance companies and captive finance companies owned by automobile manufacturers and retailers. Many of these competitors have substantially greater financial resources than us. In addition, our competitors often provide financing on terms more favorable to automobile purchasers or dealers than we offer. Many of these competitors also have long-standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing, including dealer floor-plan financing and leasing, which are not provided by us. Providers of non-prime consumer financing have traditionally competed primarily on the basis of:

- interest rates charged;
- the quality of credit accepted;
- the flexibility of loan terms offered; and
- the quality of service provided.

Our ability to compete effectively with other companies offering similar financing arrangements depends on maintaining close relationships with dealers of new and used vehicles. We may not be able to compete successfully in this market or against these competitors.

We have focused on a segment of the market composed of consumers who typically do not meet the more stringent credit requirements of traditional consumer financing sources and whose needs, as a result, have not been addressed consistently by such financing sources. If, however, other providers of consumer financing were to assert a significantly greater effort to penetrate our targeted market segment, we may have to reduce our interest rates and fees in order to maintain our market share. Any reduction in our interest rates or fees could have an adverse impact on our profitability or financial condition.

We may experience problems with our integrated computer systems or be unable to keep pace with developments in technology.

We use various technologies in our business, including telecommunication, data processing, and integrated computer systems. Technology changes rapidly. Our ability to compete successfully with other financing companies may depend on whether we can exploit technological changes. We may not be able to exploit technological changes, and any investment we make in this area may not make us more profitable.

We utilize integrated computer systems to respond to customer inquiries and to monitor the performance of our Contract and direct loan portfolios and the performance of individual customers under our Contracts and direct loans. Problems with our systems' operations could adversely impact our ability to monitor our portfolios or collect amounts due under our Contracts and direct loans, which could have a material adverse effect on our financial condition or results of operations.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The Company leases its Corporate Headquarters and branch office facilities. The Company's Headquarters, located at 2454 McMullen Booth Road, Building C, in Clearwater, Florida, consist of approximately 16,000 square feet of office space at an approximate cost of $20.00 per square foot. The current lease relating to this space expires in January 2010.

Each of the Company's 48 branch offices located in Alabama, Florida, Georgia, Indiana, Kentucky, Maryland, Michigan, North Carolina, Ohio, South Carolina, Tennessee and Virginia consists of approximately 1,200 square feet of office space. These offices are located in office parks, shopping centers or strip malls and are occupied pursuant to leases with an initial term of two to five years at annual rates ranging from approximately $10.00 to $29.00 per square foot. The Company believes that these facilities and additional or alternate space available to it are adequate to meet its needs for the foreseeable future.

Item 3. Legal Proceedings

The Company currently is not a party to any pending legal proceedings other than ordinary routine litigation incidental to its business, none of which, if decided adversely to the Company, would, in the opinion of management, have a material adverse affect on the Company's financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter ended March 31, 2009.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Purchases of Equity Securities

The Company's common stock trades on the NASDAQ Global Select Market under the symbol "NICK."

The following table sets forth the high and low sales prices of the Company's common stock for the years ended March 31, 2009 and 2008, respectively.

	High	Low
Fiscal year ended March 31, 2009		
First Quarter	**$ 7.54**	**$ 5.09**
Second Quarter..........	**$ 6.34**	**$ 4.55**
Third Quarter............	**$ 5.15**	**$ 2.01**
Fourth Quarter...........	**$ 3.79**	**$ 1.80**

	High	Low
Fiscal year ended March 31, 2008		
First Quarter.............	$ 12.61	$ 10.00
Second Quarter..........	$ 11.00	$ 8.00
Third Quarter............	$ 9.49	$ 6.70
Fourth Quarter...........	$ 7.94	$ 5.86

As of June 1, 2009, there were approximately 2,000 holders of record of the Company's common stock.

The Company did not pay any cash dividends during the fiscal years ended March 31, 2008 or 2009. The Company currently anticipates that all of its earnings will be retained for expansion of the Company's business, and it does not anticipate paying any cash dividends in the foreseeable future. Any payment of future dividends and the amounts thereof will be dependent upon the Company's earnings, financial requirements, and other factors deemed relevant by the Board of Directors. In addition, the Company's $115.0 million line of credit facility contains certain covenants, which may restrict the Company's ability to pay cash dividends.

There are no Canadian foreign exchange controls or laws that would affect the remittance of dividends or other payments to the Company's non-Canadian resident shareholders. There are no Canadian laws that restrict the export or import of capital, other than the Investment Canada Act (Canada), which requires the notification or review of certain investments by non-Canadians to establish or acquire control of a Canadian business. The Company is not a Canadian business as defined under the Investment Canada Act because it has no place of business in Canada, has no individuals employed in Canada in connection with its business, and has no assets in Canada used in carrying on its business.

Canada and the United States of America are signatories to the Canada-United States Tax Convention Act, 1984 (the "Tax Treaty"). The Tax Treaty contains provisions governing the tax treatment of interest, dividends, gains and royalties paid to or received by a person residing in the United States. The Tax Treaty also contains provisions to prevent the occurrence of double taxation, essentially by permitting the taxpayer to claim a tax credit for taxes paid in the foreign jurisdiction.

Dividends paid to the Company from its U.S. subsidiaries' current and accumulated earnings and profits will be subject to a U.S. withholding tax of 5%. The gross dividends (i.e., before payment of the withholding tax) must be included in the Company's net income. However, under certain circumstances, the Company may be allowed to deduct the dividends in the calculation of its Canadian taxable income. If the Company has no other foreign (i.e., non-Canadian) non-business income, no relief is available in that case to recover the withholding taxes previously paid.

A 15% Canadian withholding tax applies to dividends paid by the Company to a U.S. shareholder that is an individual. The U.S. shareholder must include the gross amount of the dividends in his net income to be taxed at the regular rates. A foreign tax credit will be available to the extent of the lesser of:

(i) withholding taxes paid (up to a maximum of 15% of certain foreign income from property); and

(ii) the U.S. taxes payable in respect to that foreign income.

Alternatively, an individual can claim the foreign withholding taxes paid as a deduction in the computation of income for tax purposes. If the withholding taxes paid exceed 15% of the foreign income from property, such excess must be deducted in computing net income.

Dividends paid to a corporate U.S. shareholder that owns less than 10% of the Company's voting shares are also subject to a Canadian withholding tax of 15%.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain information, as of March 31, 2009, with respect to compensation plans under which equity securities of the Company were authorized for issuance:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted – Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders	714,950	$5.14	417,750
Equity Compensation Plans Not Approved by Security Holders	None	Not Applicable	None
TOTAL	714,950	$5.14	417,750

Performance Graph

Set forth below is a graph comparing the cumulative total return on the Company's Common shares for the five-year period ended March 31, 2009, with that of an overall stock market (NASDAQ Composite) and the Company's peer group index (SNL Autofinance Index). The stock performance graph assumes that the value of the investment in each of the Company's Common shares, the NASDAQ Composite Index and the SNL Autofinance Index was $100 on April 1, 2004 and that all dividends were reinvested.

The graph displayed below is presented in accordance with Securities and Exchange Commission requirements. Shareholders are cautioned against drawing any conclusions from the data contained therein, as past results are not necessarily indicative of future performance. This graph in no way reflects the Company's forecast of future financial performance.


Total Return Performance
Nicholas Financial, Inc.
NASDAQ Composite
SNL Autofinance Index
Index Value
300
250
200
150
100
50
0
3/31/2004
3/31/2005
3/31/2006
3/31/2007
3/31/2008
3/31/2009

	Period Ending					
	03/31/2004	03/31/2005	03/31/2006	03/31/2007	03/31/2008	03/31/2009
Nicholas Financial, Inc.	100.00	193.96	192.50	180.38	99.73	42.35
NASDAQ Composite	100.00	100.25	117.33	121.43	114.29	76.65
SNL Autofinance Index	100.00	122.17	182.06	151.68	73.23	54.93

Item 6. Selected Financial Data

The following tables present selected consolidated financial data as of and for the fiscal years ended March 31, 2009, 2008, 2007, 2006 and 2005. The selected consolidated financial data have been derived from our consolidated financial statements. All historical share and per share amounts have been restated for all periods presented to reflect a three-for-two stock split, payable on June 17, 2005 in the form of a 50% stock dividend, to shareholders of record as of the close of business on June 3, 2005.

You should read the selected consolidated financial data in conjunction with "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and notes thereto that are included elsewhere in this Form 10-K.

	Fiscal Year ended March 31,				
	2009	**2008**	**2007**	**2006**	**2005**
Statement of Operations Data					
Interest income on finance receivables	**$53,032,438**	$50,007,510	$46,590,436	$42,502,615	$32,582,965
Sales	**69,933**	75,287	118,938	174,055	248,928
	53,102,371	50,082,797	46,709,374	42,676,670	32,831,893
Interest expense	**5,384,532**	6,310,465	5,535,599	4,332,414	3,630,267
Provision for credit losses	**16,386,070**	7,730,805	3,627,065	3,867,985	2,358,191
Salaries and employee benefits	**13,349,523**	12,572,039	11,994,082	11,326,909	8,976,912
Unrealized mark-to-market loss on interest rate swaps	**1,530,005**	-	-	-	-
Other expenses	**8,900,260**	7,903,660	6,815,053	6,109,067	4,753,820
	45,550,390	34,516,969	27,971,799	25,636,375	19,719,190
Operating income before income taxes	**7,551,981**	15,565,828	18,737,575	17,040,295	13,112,703
Income tax expense	**2,834,418**	5,893,652	7,157,816	6,480,806	5,033,008
Net income	**$ 4,717,563**	$ 9,672,176	$11,579,759	$10,559,489	$ 8,079,695
Earnings per share – basic:	**$ 0.46**	$ 0.97	$ 1.17	$ 1.07	$ 0.85
Weighted average shares outstanding	**10,248,919**	10,002,505	9,929,944	9,873,237	9,462,620
Earnings per share – diluted:	**$ 0.45**	$ 0.94	$ 1.13	$ 1.01	$ 0.80
Weighted average shares outstanding	**10,400,284**	10,298,679	10,289,173	10,474,291	10,082,694

	As of and for the Fiscal Year ended March 31,				
	2009	**2008**	**2007**	**2006**	**2005**
Balance Sheet Data					
Total assets	**$197,782,175**	$189,837,825	$173,019,248	$149,494,943	$120,815,441
Finance receivables, net	**186,694,369**	179,043,344	164,364,715	140,197,738	113,708,122
Line of credit	**102,030,195**	99,937,198	94,012,099	82,415,917	65,330,897
Shareholders' equity	**85,017,713**	78,576,439	69,806,985	58,249,175	46,757,894
Operating Data					
Return on average assets	**2.43%**	5.33%	7.18%	7.81%	7.21%
Return on average equity	**5.77%**	13.04%	18.08%	20.11%	21.78%
Gross portfolio yield (1)	**25.57%**	26.18%	27.01%	28.40%	25.20%
Pre-tax yield (1)	**4.50%**	8.22%	10.89%	11.45%	10.18%
Total delinquencies over 30 days	**4.20%**	3.45%	2.18%	1.59%	1.46%
Write-off to liquidation (1)	**12.39%**	9.08%	6.72%	5.44%	6.28%
Net charge-off percentage (1)	**9.93%**	8.24%	6.30%	4.98%	5.46%
Automobile Finance Data & Direct Loan Origination					
Contracts purchased/direct loans originated	**$117,653,858**	$126,661,703	$128,865,697	$117,293,524	$ 92,745,349
Average discount	**9.14%**	8.32%	8.45%	8.78%	8.78%
Weighted average contractual rate (1)	**24.17%**	24.32%	23.99%	24.14%	24.15%
Number of branch locations	**48**	47	47	42	35

(1) See definitions on page 27

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Nicholas Financial-Canada is a Canadian holding company incorporated under the laws of British Columbia in 1986. Nicholas Financial-Canada conducts its business activities through two wholly-owned Florida corporations: Nicholas Financial, which purchases and services Contracts, makes direct loans and sells consumer-finance related products; and NDS, which supports and updates certain computer application software. Nicholas Financial accounted for more than 99% of the Company's consolidated revenue for the fiscal years ended March 31, 2009, 2008 and 2007, respectively. Nicholas Financial-Canada, Nicholas Financial and Nicholas Data Services are collectively referred to herein as the "Company".

The Company's consolidated revenues increased for the fiscal year ended March 31, 2009 to $53.1 million as compared to $50.1 million and $46.7 million for the fiscal years ended March 31, 2008 and 2007, respectively. The Company's consolidated net income decreased for the fiscal year ended March 31, 2009 to $4.7 million as compared to $9.7 million and $11.6 million for the fiscal years ended March 31, 2008 and 2007, respectively. The Company's earnings were negatively impacted by an increase in the net charge-off percentage from 8.24% for the year ended March 31, 2008 to 9.93% for the year ended March 31, 2009. The Company believes the primary reason for the increase in the charge-off percentage is primarily attributable to the increase in the unemployment rate. To a lesser extent, other factors such as higher gasoline prices, adjustable rate mortgages and increases in the cost of food and other cost of living expenses has contributed to increased losses.

As discussed in note 6 "Interest Rate Swap Agreements", the Company made an economic decision which resulted in undesignating the interest rate swaps as cash flow hedges. Under accounting rules this has introduced volatility to the statement of income for changes in the fair value of interest rate swaps that historically have been captured in accumulated comprehensive income or loss in the statement of shareholders' equity. The Company intends to hold interest rate swaps through there entire term. Accordingly, over the term of each interest rate swap agreement, the unrealized gains and losses from changes in the fair value of interest rate swaps, which are now recorded in the unrealized mark-to-market loss on interest rate swaps line item of the statement of income, will net or offset to $0 and cumulatively have no impact on retained earnings.

For the fiscal year ended March 31, 2009, net earnings, excluding non-cash unrealized mark-to-market loss on interest rate swaps, decreased to $5.7 million as compared to $9.7 million and $11.6 million for the fiscal years ended March 31, 2008 and 2007, respectively. Per share diluted net earnings, excluding non-cash unrealized mark-to-market loss on interest rate swaps, decreased to $0.55 for the fiscal year ended March 31, 2009 as compared to $0.94 and $1.13 for the fiscal years ended March 31, 2008 and 2007, respectively. See reconciliations of the non-GAAP measures on the following page.

Reconciliation of Non-GAAP Financial Measures

This filing contains disclosures of non-GAAP financial measures including: net earnings, excluding non-cash unrealized mark-to-market loss on interest rate swaps and per share diluted net earnings, excluding non-cash unrealized mark-to-market loss on interest rate swaps. These measures utilize the GAAP terms "net income" and "diluted earnings per share" and adjust the GAAP terms to exclude the effect of mark to market adjustments and reclassifications of previously recorded accumulated comprehensive losses associated with interest rate swaps. Management believes this presentation provides additional and meaningful measures for the assessment of the Company's ongoing results and performance. Because the Company has historically reported mark-to-market (interest rate swaps) through other comprehensive income under hedge accounting, management believes that the inclusion of this non-GAAP measure provides consistency in its financial reporting and facilitates investors' understanding of the Company's historic operating trends by providing an additional basis for comparisons to prior periods. Management recognizes that the use of non-GAAP measures has limitations, including the fact that they may not be directly comparable with similar non-GAAP financial measures used by other companies. All non-GAAP financial measures are intended to supplement the applicable GAAP disclosures and should not be considered in isolation from, or as substitute for, financial information prepared in accordance with GAAP. For a reconciliation of non-GAAP measures from GAAP reported amounts, please see the supplemental information below.

The following tables include reconciliations of GAAP reported net income to the non-GAAP measure, net earnings, excluding non-cash unrealized mark-to-market loss on interest rate swaps as well as GAAP reported diluted earnings per share to the non-GAAP measure, per share diluted net earnings, excluding non-cash unrealized mark-to-market loss on interest rate swaps. The non-GAAP measures exclude the effect of mark-to-market adjustments and reclassifications of previously recorded accumulated comprehensive losses associated with interest rate swaps.

	Fiscal Year ended March 31,	
	2009	**2008**
Net income, GAAP	**$ 4,717,563**	$ 9,672,176
Mark-to-market loss of interest rate swaps, net of tax expense of $574,157	**955,848**	–
Net earnings, excluding non-cash unrealized mark-to-market loss of interest rate swaps **(a)**	**$ 5,673,411**	$ 9,672,176

	Fiscal Year ended March 31,	
	2009	**2008**
Diluted earnings per share, GAAP	**$0.45**	$0.94
Per diluted share mark-to-market loss of interest rate swaps	**$0.10**	–
Per share diluted net earnings, excluding non-cash unrealized mark-to-market loss of interest rate swaps **(a)**	**$0.55**	$0.94

(a) Represents a non-GAAP financial measure. See information on non-GAAP financial measures above.

Portfolio Summary

	Fiscal Year ended March 31,		
	2009	2008	2007
Average finance receivables, net of unearned interest (1)	**$207,402,047**	$191,012,129	$172,508,750
Average indebtedness (2)	**$103,126,653**	$ 97,124,666	$ 87,392,132
Finance revenue (3)	**$ 53,032,438**	$ 50,007,510	$ 46,590,436
Interest expense	**5,384,532**	6,310,465	5,535,599
Net finance revenue	**$ 47,647,906**	$ 43,697,045	$ 41,054,837
Weighted average contractual rate (4)	**24.17%**	24.32%	23.99%
Average cost of borrowed funds (2)	**5.22%**	6.50%	6.33%
Gross portfolio yield (5)	**25.57%**	26.18%	27.01%
Interest expense as a percentage of average finance receivables, net of unearned interest	**2.60%**	3.30%	3.21%
Provision for credit losses as a percentage of average finance receivables, net of unearned interest	**7.90%**	4.05%	2.10%
Net portfolio yield (5)	**15.07%**	18.83%	21.70%
Marketing, salaries, employee benefits, depreciation and administrative expenses as a percentage of average finance receivables, net of unearned interest (6)	**10.57%**	10.61%	10.81%
Pre-tax yield as a percentage of average finance receivables, net of unearned interest (7)	**4.50%**	8.22%	10.89%
Write-off to liquidation (8)	**12.39%**	9.08%	6.72%
Net charge-off percentage (9)	**9.93%**	8.24%	6.30%

(1) Average finance receivables, net of unearned interest, represents the average of gross finance receivables, less unearned interest throughout the period.

(2) Average indebtedness represents the average outstanding borrowings under the Line. Average cost of borrowed funds represents interest expense as a percentage of average indebtedness.

(3) Finance revenue does not include revenue generated by NDS.

(4) Weighted average contractual rate represents the weighted average annual percentage rate (APR) of all Contracts purchased and direct loans originated during the period.

(5) Gross portfolio yield represents finance revenues as a percentage of average finance receivables, net of unearned interest. Net portfolio yield represents finance revenue minus (a) interest expense and (b) the provision for credit losses as a percentage of average finance receivables, net of unearned interest.

(6) Administrative expenses included in the calculation above are net of administrative expenses associated with NDS which approximated $316,000, $172,000 and $146,000 during the fiscal years ended 2009, 2008 and 2007, respectively.

(7) Pre-tax yield represents net portfolio yield minus operating expenses as a percentage of average finance receivables, net of unearned interest.

(8) Write-off to liquidation percentage is defined as net charge-offs divided by liquidation. Liquidation is defined as beginning receivable balance plus current period purchases minus voids and refinances minus ending receivable balance.

(9) Net charge-off percentage represents net charge-offs divided by average finance receivables, net of unearned interest, outstanding during the period.

The following tables present certain information regarding the delinquency rates experienced by the Company with respect to Contracts and under its direct loan program:

		Delinquencies			
Contracts	**Gross Balance Outstanding**	**30 – 59 days**	**60 – 89 days**	**90 + days**	**Total**
March 31, 2009	**$291,034,770**	**$ 8,737,694** **3.00%**	**$ 2,666,484** **0.92%**	**$ 848,608** **0.29%**	**$12,252,786** **4.21%**
March 31, 2008	$270,053,583	$ 6,747,067 2.50%	$ 1,798,287 0.66%	$ 831,647 0.31%	$ 9,377,001 3.47%
March 31, 2007	$247,002,051	$ 4,072,821 1.65%	$ 921,097 0.37%	$ 506,433 0.21%	$ 5,500,351 2.23%

Direct Loans	**Gross Balance Outstanding**	**30 – 59 days**	**60 – 89 days**	**90 + days**	**Total**
March 31, 2009	**$ 6,890,705**	**$ 173,517** **2.52%**	**$ 49,780** **0.72%**	**$ 42,672** **0.62%**	**$ 265,969** **3.86%**
March 31, 2008	$10,161,929	$ 181,244 1.79%	$ 51,974 0.51%	$ 58,065 0.57%	$ 291,283 2.87%
March 31, 2007	$ 9,990,060	$ 65,982 0.66%	$ 12,024 0.12%	$ 21,476 0.22%	$ 99,482 1.00%

Critical Accounting Policy

The Company's critical accounting policy relates to the allowance for credit losses. It is based on management's opinion of an amount that is adequate to absorb losses in the existing portfolio. The allowance for credit losses is established through allocations of dealer discount and a provision for loss based on management's evaluation of the risk inherent in the loan portfolio, the composition of the portfolio, specific impaired loans and current economic conditions. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience, management's estimate of probable credit losses and other factors that warrant recognition in providing for an adequate credit loss allowance.

Because of the nature of the customers under the Company's Contracts and its direct loan program, the Company considers the establishment of adequate reserves for credit losses to be imperative. The Company segregates its Contracts into static pools for purposes of establishing reserves for losses. All Contracts purchased by a branch during a fiscal quarter comprise a static pool. The Company pools Contracts according to branch location because the branches purchase Contracts in different geographic markets. This method of pooling by branch and quarter allows the Company to evaluate the different markets where the branches operate. The pools also allow the Company to evaluate the different levels of customer income, stability, credit history, and the types of vehicles purchased in each market. Each such static pool consists of the Contracts purchased by a branch office during the fiscal quarter.

Contracts are purchased from many different dealers and are all purchased on an individual Contract by Contract basis. Individual Contract pricing is determined by the automobile dealerships and is generally the lesser of state maximum interest rates or the maximum interest rate at which the customer will accept. In certain markets, competitive forces will drive down Contract rates from the maximum rate to a level where an individual competitor is willing to buy an individual Contract. The Company only buys Contracts on an individual basis and never purchases Contracts in batches, although the Company may consider portfolio acquisitions as part of its growth strategy.

The Company has detailed underwriting guidelines it utilizes to determine which Contracts to purchase. These guidelines are specific and are designed to cause all of the Contracts that the Company purchases to have common risk characteristics. The Company utilizes its District Managers to evaluate their respective branch locations for adherence to these underwriting guidelines. The Company also utilizes an internal audit department to assure adherence to its underwriting guidelines. The Company utilizes the branch model, which allows for Contract purchasing to be done on the branch level. Each Branch Manager may interpret the guidelines differently, and as a result, the common risk characteristics tend to be the same on an individual branch level but not necessarily compared to another branch.

A dealer discount represents the difference between the finance receivable, net of unearned interest, of a Contract, and the amount of money the Company actually pays for the Contract. The discount negotiated by the Company is a function of the credit quality of the customer and the wholesale value of the vehicle. The automotive dealer accepts these terms by executing a dealer agreement with the Company. The entire amount of discount is related to credit quality and is considered to be part of the credit loss reserve. The Company utilizes a static pool approach to track portfolio performance. A static pool retains an amount equal to 100% of the discount as a reserve for credit losses.

Subsequent to the purchase, if the reserve for credit losses is determined to be inadequate for a static pool which is not fully liquidated, then an additional charge to income through the provision is used to reestablish adequate reserves. If a static pool is fully liquidated and has any remaining reserves, the excess discounts are immediately recognized into income and the excess provision is immediately reversed during the period. For static pools not fully liquidated that are determined to have excess discounts, such excess amounts are accreted into income over the remaining life of the static pool. For static pools not fully liquidated that are deemed to have excess reserves, such excess amounts are reversed against provision for credit losses during the period.

In analyzing a static pool, the Company considers the performance of prior static pools originated by the branch office, the performance of prior Contracts purchased from the dealers whose Contracts are included in the current static pool, the credit rating of the customers under the Contracts in the static pool, and current market and economic conditions. Each static pool is analyzed monthly to determine if the loss reserves are adequate and adjustments are made if they are determined to be necessary.

Fiscal 2009 Compared to Fiscal 2008

Interest and Fee Income on Finance Receivables

Interest income on finance receivables, predominantly finance charge income, increased 6% to $53.0 million in fiscal 2009 from $50.0 million in fiscal 2008. The average finance receivables, net of unearned interest, totaled $207.4 million for the fiscal year ended March 31, 2009, an increase of 9% from $191.0 million for the fiscal year ended March 31, 2008. The primary reason average finance receivables, net of unearned interest increased was the increase in the receivable base of several existing branches and the development of two new markets in Alabama and Ohio. The gross finance receivable balance increased 6% to $297.9 million at March 31, 2009 from $280.2 million at March 31, 2008. The primary reason interest income increased was the increase in the outstanding loan portfolio. The gross portfolio yield decreased from 26.18% for the fiscal year ended March 31, 2008 to 25.57% for the fiscal year ended March 31, 2009. The net portfolio yield decreased from 18.83% for the fiscal year ended March 31, 2008 to 15.07% for the fiscal year ended March 31, 2009. The gross portfolio yield decreased due to a combination of a change to reflect interest earned on a contractual basis, as opposed to on the basis of expected yield (see discussion under "Analysis of Credit Losses" below), a decrease in accretion of discounts due to deterioration in portfolio performance, and lower weighted APR on contracts purchased during fiscal year 2009. The net portfolio yield decreased due to the above factors, net of additional provisions for credit losses required for the change in the recognition of interest and the resulting affect on credit loss provisions.

Marketing, Salaries, Employee Benefits, Depreciation, and Administrative Expenses

Marketing, salaries, employee benefits, depreciation, and administrative expenses increased to $22.2 million for the fiscal year ended March 31, 2009 from $20.4 million for the fiscal year ended March 31, 2008. This increase of 9% was primarily attributable to additional staffing at several existing branches and increased administrative expenses driven by increased repossession and collection related expenses. Operating expenses as a percentage of average finance receivables, net of unearned interest, decreased from 10.61% for the fiscal year ended March 31, 2008 to 10.57% for the fiscal year ended March 31, 2009.

Interest Expense

Interest expense decreased from $6.3 million for the fiscal year ended March 31, 2008 as compared to $5.4 million for the fiscal year ended March 31, 2009. The average indebtedness for the fiscal year ended March 31, 2009 increased to $103.1 million as compared to $97.1 million for the fiscal year ended March 31, 2008. The average cost of borrowed funds decreased from 6.50% during the fiscal year ended March 31, 2008 to 5.22% during the fiscal year ended March 31, 2009. The primary reason the Company's average cost of funds decreased is the weighted-average 30-day LIBOR rate decreased from 6.58% for the year ended March 31, 2008 as compared to 3.52% for the year ended March 31, 2009. The reduction in 30-day LIBOR rates was offset in part by the Company's interest rate swap agreements, which convert a portion of the Company's floating rate debt to fixed rate debt. For further discussions regarding the Company's cost of funds and the effect of interest rate swap agreements see note 6 – "Interest Rate Swap Agreements".

Analysis of Credit Losses

As of March 31, 2009, the Company had 939 active static pools. The average pool upon inception consisted of 62 Contracts with aggregate finance receivables, net of unearned interest, of approximately $582,000.

The following table sets forth a reconciliation of the changes in the allowance for credit losses on Contracts for the years ended March 31:

	2009	2008
Balance at beginning of year	**$20,112,260**	$20,638,912
Discounts acquired on new volume	**10,227,382**	9,715,284
Current year provision	**15,680,590**	7,355,973
Losses absorbed	**(22,143,156)**	(17,417,160)
Recoveries	**1,857,202**	1,848,816
Discounts accreted	**(808,202)**	(2,029,565)
Balance at end of year	**$24,926,076**	$20,112,260

The following table sets forth a reconciliation of the changes in the allowance for credit losses on direct loans for the years ended March 31:

	2009	2008
Balance at beginning of year	**$335,057**	$324,688
Current year provision	**705,480**	374,832
Losses absorbed	**(590,154)**	(409,251)
Recoveries	**62,684**	44,788
Balance at end of year	**$513,067**	$335,057

Reserves accreted into income for the fiscal year ended March 31, 2009 were approximately $808,000 as compared to $2.0 million for the fiscal year ended March 31, 2008. Provisions reversed for the fiscal years ended March 31, 2009 and 2008 were $85,000 and $367,000, respectively. The primary reason for the decrease in reserves accreted during the fiscal year ended March 31, 2009 as compared to the fiscal year ended March 31, 2008 was an increase in the net charge-off percentage from 8.24% to 9.93%. The primary reason for reversal of provisions previously recorded was due to the charge-off performance of static pools originated from April 2005 through December 2005. These specific pools were originated, and the majority of their liquidation occurred, during more prosperous economic times. As a result, their accompanying charge-off rate was lower than those of static pools originated during subsequent years.

The average dealer discount associated with new volume for the fiscal years ended March 31, 2009 and 2008 was 9.14% and 8.32%, respectively.

The provision for credit losses increased from $7.7 million for the year ended March 31, 2008 to $16.4 million for the fiscal year ended March 31, 2009, largely due to the increase in the net charge-off rate from 8.24% for the fiscal year ended March 31, 2008 to 9.93% for the fiscal year ended March 31, 2009. The Company's losses as a percentage of liquidation increased from 9.08% for the fiscal year ended March 31, 2008 to 12.39% for the fiscal year ended March 31, 2009. The longer term outlook for portfolio performance will depend on the overall economic conditions, the unemployment rate and the Company's ability to monitor, manage and implement its underwriting philosophy in additional geographic areas as it strives to continue its expansion. The Company does not believe there have been any significant changes in loan concentrations, or the terms or quality of Contracts purchased during fiscal 2009 that would have contributed to the increase in losses.

Recoveries as a percentage of charge-offs were 9.4% and 11.9% for the fiscal years ended March 31, 2009 and 2008, respectively. The Company believes that as it continues to expand its operations, it will become more difficult to implement its loss recovery model in geographic areas further away from its Corporate headquarters, and as a result the Company will likely experience declining recovery rates over the long term. Recovery rates are also influenced by general economic conditions and, as a result, the Company experienced recovery rates for the fiscal year ended March 31, 2009 that were below historical averages.

The Company considers the following factors to assist in determining the appropriate loss reserve levels: unemployment rates; the number of bankruptcy filings; the results of internal branch audits; consumer sentiment; consumer spending; economic growth (i.e., changes in GDP); the condition of the housing sector; and other leading economic indicators. As a result of weakness in the overall economy, the Company has increased its targeted reserve levels on static pools originated since September 2006, and the Company continues to re-evaluate reserve levels on a pool by pool basis during each reporting period.

The delinquency percentage for Contracts more than thirty days past due as of March 31, 2009 increased to 4.21% from 3.47% as of March 31, 2008. The delinquency percentage for direct loans more than thirty days past due as of March 31, 2009 increased to 3.86% from 2.87% as of March 31, 2008. The Company utilizes a static pool approach to analyzing portfolio performance and looks at specific static pool performance and recent trends as leading indicators to future performance of the portfolio.

Income Taxes

The provision for income taxes decreased 53% to approximately $2.8 million in fiscal year 2009 from approximately $5.9 million in fiscal year 2008 primarily as a result of lower pretax income. The Company's effective tax rate decreased from 37.86% in fiscal 2008 to 37.53% in fiscal 2009.

Fiscal 2008 Compared to Fiscal 2007

Interest and Fee Income on Finance Receivables

Interest income on finance receivables, predominantly finance charge income, increased 8% to $50.0 million in fiscal 2008 from $46.6 million in fiscal 2007. The average finance receivables, net of unearned interest, totaled $191.0 million for the fiscal year ended March 31, 2008, an increase of 11% from $172.5 million for the fiscal year ended March 31, 2007. The primary reason average finance receivables, net of unearned interest increased was the increase in the receivable base of several existing branches and the development of two new markets in Tennessee. The gross finance receivable balance increased 9% to $280.2 million at March 31, 2008 from $257.0 million at March 31, 2007. The primary reason interest income increased was the increase in the outstanding loan portfolio. The gross portfolio yield decreased from 27.01% for the fiscal year ended March 31, 2007 to 26.18% for the fiscal year ended March 31, 2008. The net portfolio yield decreased from 21.70% for the fiscal year ended March 31, 2007 to 18.83% for the fiscal year ended March 31, 2008. The gross portfolio yield decreased due to a combination of a change to reflect interest earned on a contractual basis, as opposed to on the basis of expected yield (see discussion under "Analysis of Credit Losses" below), together with decreases in accretion of discounts due to deterioration in portfolio performance. The net portfolio yield decreased due to the above factors, net of additional provisions for credit losses required for the change in the recognition of interest and the resulting affect on credit loss provisions.

Marketing, Salaries, Employee Benefits, Depreciation, and Administrative Expenses

Marketing, salaries, employee benefits, depreciation and administrative expenses increased to $20.4 million for the fiscal year ended March 31, 2008 from $18.8 million for the fiscal year ended March 31, 2007. This increase of 9% was primarily attributable to the additional staffing at several existing branches and increased general operating expenses. Operating expenses as a percentage of average finance receivables, net of unearned interest, decreased from 10.81% for the fiscal year ended March 31, 2007 to 10.61% for the fiscal year ended March 31, 2008.

Interest Expense

Interest expense increased from $5.5 million for the fiscal year ended March 31, 2007 as compared to $6.3 million for the fiscal year ended March 31, 2008. The average indebtedness for the fiscal year ended March 31, 2008 increased to $97.1 million as compared to $87.4 million for the fiscal year ended March 31, 2007. The average cost of borrowed funds increased from 6.33% during the fiscal year ended March 31, 2007 to 6.50% during the fiscal year ended March 31, 2008.

Analysis of Credit Losses

As of March 31, 2008, the Company had 855 active static pools. The average pool upon inception consisted of 67 Contracts with aggregate finance receivables, net of unearned interest, of approximately $618,000.

Prior to April 1, 2005, in situations where, at the date of purchase, the dealer discount was determined to be insufficient to absorb all potential credit losses associated with a static pool, a portion of unearned income associated with the static pool was allocated to the reserve for dealer discounts. For loans purchased prior to April 1, 2005 the Company recognized revenue on the basis of interest expected to be collected, which was the gross contractual interest less amounts allocated to the reserve for dealer discounts.

Effective with loans purchased after March 31, 2005, the Company discontinued the practice of allocating a portion of unearned income to the reserve for dealer discounts. This change was made to reflect the predominate practice in the industry and improve comparability with other companies within the finance industry. Effective with loans purchased after March 31, 2005 the Company began recognizing interest income based upon the contractual rate of the loan. In situations where the discount is determined to be insufficient to absorb all potential losses associated with the static pool, a charge to income is provided into provision for credit losses over the remaining life of the pool.

The change in the practice of allocating a portion of the unearned income to reserves for dealer discounts did not have a significant effect on the periodic net operating results, but rather resulted in differences in the classification of amounts within the statement of income. Both interest income and provisions for credit losses were higher for those pools acquired during the fiscal year ended March 31, 2006 than those pools acquired prior to such period. In addition, while this change has not significantly changed the net finance receivables as reported, the components of net finance receivables have changed as unearned interest as a percentage of gross Contracts has increased as a result of the change and will be followed in subsequent periods by increases in the allowance for credit losses.

The following table sets forth a reconciliation of the changes in the allowance for credit losses on Contracts for the years ended March 31:

	2008	2007
Balance at beginning of year	$20,638,912	$22,274,255
Discounts acquired on new volume	9,715,284	10,024,971
Current year provision	7,355,973	3,347,810
Losses absorbed	(17,417,160)	(12,560,921)
Recoveries	1,848,816	1,722,580
Discounts accreted	(2,029,565)	(4,169,783)
Balance at end of year	$20,112,260	$20,638,912

The following table sets forth a reconciliation of the changes in the allowance for credit losses on direct loans for the years ended March 31:

	2008	2007
Balance at beginning of year	$324,688	$293,767
Current year provision	374,832	279,255
Losses absorbed	(409,251)	(276,065)
Recoveries	44,788	27,731
Balance at end of year	$335,057	$324,688

Reserves accreted into income for the fiscal year ended March 31, 2008 were approximately $2.0 million as compared to $4.2 million for the fiscal year ended March 31, 2007. Provisions reversed for the fiscal years ended March 31, 2008 and 2007 were $367,000 and $1.0 million, respectively. The primary reason for the decrease in reserves accreted during the fiscal year ended March 31, 2008 as compared to the fiscal year ended March 31, 2007 was an increase in the net charge-off percentage from 6.30% to 8.24%. The primary reason for reversal of provisions previously recorded was due to the charge-off performance of static pools originated from April 2005 through December 2005.

The average dealer discount associated with new volume for the fiscal years ended March 31, 2008 and 2007 was 8.32% and 8.45%, respectively.

The provision for credit losses increased from $3.6 million for the fiscal year ended March 31, 2007 to $7.7 million for the fiscal year ended March 31, 2008, largely due to the increase in the net charge-off rate from 6.30% for the fiscal year ended March 31, 2007 to 8.24% for the fiscal year ended March 31, 2008. The Company's losses as a percentage of liquidation increased from 6.72% for the fiscal year ended March 31, 2007 to 9.08% for the fiscal year ended March 31, 2008. The longer term outlook for portfolio performance will depend on the overall economic conditions, the unemployment rate and the Company's ability to monitor, manage and implement its underwriting philosophy in additional geographic areas as it strives to continue its expansion. The Company does not believe there were any significant changes in loan concentrations, or terms or quality of Contracts purchased during fiscal 2008 that would have contributed to the increase in losses.

Recoveries as a percentage of charge-offs were 11.9% and 15.4% for the fiscal years ended March 31, 2008 and 2007, respectively. The Company believes that as it continues to expand its operations, it will become more difficult to implement its loss recovery model in geographic areas further away from its Corporate headquarters and, as a result, the Company will likely experience declining recovery rates over the long term. Recovery rates are also influenced by general economic conditions and, as a result, the Company experienced recovery rates for the fiscal year ended March 31, 2008 that were below historical averages.

The Company considers the following factors to assist in determining the appropriate loss reserve levels: unemployment rates; the number of bankruptcy filings; the results of internal branch audits; consumer sentiment; consumer spending; economic growth (i.e., changes in GDP); the condition of the housing sector; and other leading economic indicators. As a result of weakness in the overall economy, the Company has increased its targeted reserve levels on static pools originated since September 2006, and the Company continues to re-evaluate reserve levels on a pool by pool basis during each reporting period.

The delinquency percentage for Contracts more than thirty days past due as of March 31, 2008 increased to 3.47% from 2.23% as of March 31, 2007. The delinquency percentage for direct loans more than thirty days past due as of March 31, 2008 increased to 2.87% from 1.00% as of March 31, 2007. The Company utilizes a static pool approach to analyzing portfolio performance and looks at specific static pool performance and recent trends as leading indicators to future performance of the portfolio.

Income Taxes

The provision for income taxes decreased 18% to approximately $5.9 million in fiscal year 2008 from approximately $7.2 million in fiscal year 2007 primarily as a result of lower pretax income. The Company's effective tax rate decreased from 38.20% in fiscal 2007 to 37.86% in fiscal 2008.

Liquidity and Capital Resources

The Company's cash flows are summarized as follows:

	Fiscal Year ended March 31,		
	2009	**2008**	**2007**
Cash provided by (used in):			
Operations	**$ 21,665,478**	$ 16,857,053	$ 16,098,666
Investing activities - (primarily purchase of Contracts)	**(24,234,910)**	(22,881,917)	(28,394,301)
Financing activities	**2,004,556**	6,823,121	12,065,771
Net (decrease) increase in cash	**$ (564,876)**	$ 798,257	$ (229,864)

The Company's primary use of working capital during the fiscal year ended March 31, 2009 was the funding of the purchase of Contracts. The Contracts were financed substantially through borrowings under the Company's $115.0 million Line. The Line is secured by all of the assets of Nicholas Financial. The Company may borrow the lesser of $115.0 million or amounts based upon formulas principally related to a percentage of eligible finance receivables, as defined. Borrowings under the Line may be under various LIBOR pricing options or at the prime rate. Prime rate based borrowings are generally less than $5.0 million. As of March 31, 2009, the amount outstanding under the Line was approximately $102.0 million and the amount available under the Line was approximately $13.0 million.

The Company will continue to depend on the availability of the Line, together with cash from operations, to finance future operations. Amounts outstanding under the Line have increased by approximately $2.1 million and $5.9 million during the fiscal years ended March 31, 2009 and 2008, respectively. The growth of the Line is principally related to funding the purchase of Contracts and is consistent with the growth of finance receivables. The self-liquidating nature of Contracts and other loans enables the Company to assume a higher debt-to-equity ratio than in most businesses. The amount of debt the Company incurs from time to time under these financing mechanisms depends on the Company's need for cash and ability to borrow under the terms of the Line. The Company believes that borrowings available under the Line as well as cash flow from operations will be sufficient to meet its short term funding needs.

During 2009, the Company contemplated executing an amendment to the Line, which would have increased the size of the Line and extended the maturity date. However, as U.S. and global market and economic conditions continue to be disrupted and volatile, particularly in the financial sector, the Company has elected not to amend its Line at this time. The primary reasons are the uncertainty of demand for the Company's contract procurement program and the increased pricing associated with increasing the size of the Line and extending the maturity date. Continued disruption in U.S. and global markets could adversely affect the Company's ability to increase the size of the Line and extend the maturity date or refinance indebtedness. Any new or renewed credit facility may be under terms that are not as favorable as the current credit facility. The Company's inability to obtain additional financing on favorable terms, if at all, would limit our ability to grow and could have a material adverse effect on our results of operations and business.

The Line requires compliance with certain debt covenants including financial ratios, asset quality and other performance tests. The Company is currently in compliance with all of its debt covenants but, during the current economic slowdown, a breach of one or more of these covenants could occur prior to the maturity date of the Line, which is November 30, 2010. The Company's consortium of lenders could place the Company in default if certain covenants were breached and take one or more of the following actions: increase our borrowing costs; restrict the Company's ability to obtain additional borrowings under the Line; accelerate all amounts outstanding under the Line; or enforce its interests against collateral securing the Line. The Company believes its lenders will continue to allow it to operate in the event of a condition of default; however no assurance can be given that this would occur.

The Company has entered into interest rate swap agreements, each of which effectively converts a portion of the Company's floating-rate debt to a fixed-rate, thus reducing the impact of interest rate change on the Company's interest expense. At March 31, 2009, approximately 80% of the Company's borrowings under the Line were subject to interest rate swap agreements. These swap agreements have maturities ranging from October 2, 2009 through February 2, 2011.

Impact of Inflation

The Company is affected by inflation primarily through increased operating costs and expenses including increases in interest rates. Inflationary pressures on operating costs and expenses have been offset by the Company's continued emphasis on stringent operating and cost controls.

Contractual Obligations

The following table summarizes the Company's material obligations as of March 31, 2009.

	Payments Due by Period				
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Operating leases	$ 2,237,379	$ 1,137,151	$ 873,693	$ 226,535	$ -
Line of credit	102,030,195	-	102,030,195	-	-
Total	$104,267,574	$ 1,137,151	$102,903,888	$ 226,535	$ -

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to the Company's operations result primarily from changes in interest rates. The Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes.

Interest Rate Risk

Management's objective is to minimize the cost of borrowing through an appropriate mix of fixed and floating rate debt. Derivative financial instruments, such as interest rate swap agreements, may be used for the purpose of managing fluctuating interest rate exposures that exist from ongoing business operations. During 2009, the Company undesignated all of its interest rate swaps as cash flow hedges. The Company does not use interest rate swaps for speculative purposes. Such instruments continue to be intended for use as economic hedges.

Item 8. Financial Statements and Supplementary Data

The following financial statements are filed as part of this report (see pages 37-61)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Nicholas Financial, Inc.

We have audited the accompanying consolidated balance sheets of Nicholas Financial, Inc. and subsidiaries (the Company) as of March 31, 2009 and 2008 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. For 2009, the Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our 2009 audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Atlanta, Georgia
June 12, 2009

Nicholas Financial, Inc. and Subsidiaries

Consolidated Balance Sheets

	March 31, 2009	March 31, 2008
Assets		
Cash	**$ 1,732,575**	$ 2,297,451
Finance receivables, net	**186,694,369**	179,043,344
Assets held for resale	**1,058,481**	1,130,183
Prepaid expenses and other assets	**717,131**	660,616
Property and equipment, net	**774,472**	844,086
Income taxes recoverable	**-**	686,528
Deferred income taxes	**6,805,147**	5,175,617
Total assets	**$197,782,175**	$189,837,825
Liabilities and shareholders' equity		
Line of credit	**$102,030,195**	$ 99,937,198
Drafts payable	**975,240**	1,433,223
Accounts payable and accrued expenses	**5,553,680**	5,803,695
Income taxes payable	**206,451**	-
Deferred revenues	**1,244,136**	1,477,272
Interest rate swaps	**2,754,760**	2,609,998
Total liabilities	**112,764,462**	111,261,386
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par: 5,000,000 shares authorized; none issued	**-**	-
Common stock, no par: 50,000,000 shares authorized; 10,373,831 and 10,230,031 shares issued, respectively	**18,073,622**	17,204,883
Accumulated other comprehensive loss	**(755,919)**	(1,610,891)
Retained earnings	**67,700,010**	62,982,447
Total shareholders' equity	**85,017,713**	78,576,439
Total liabilities and shareholders' equity	**$197,782,175**	$189,837,825

See accompanying notes.

Nicholas Financial, Inc. and Subsidiaries

Consolidated Statements of Income

	Year ended March 31, 2009	2008	2007
Revenue:			
Interest and fee income on finance receivables	**$53,032,438**	$50,007,510	$46,590,436
Sales	**69,933**	75,287	118,938
	53,102,371	50,082,797	46,709,374
Expenses:			
Cost of sales	**17,497**	34,590	17,838
Marketing	**1,248,190**	1,309,140	1,234,588
Salaries and employee benefits	**13,349,523**	12,572,039	11,994,082
Administrative	**7,278,679**	6,208,831	5,199,874
Provision for credit losses	**16,386,070**	7,730,805	3,627,065
Depreciation	**355,894**	351,099	362,754
Interest expense	**5,384,532**	6,310,465	5,535,599
Unrealized mark-to-market loss on interest rate swaps	**1,530,005**	-	-
	45,550,390	34,516,969	27,971,799
Operating income before income taxes	**7,551,981**	15,565,828	18,737,575
Income tax expense	**2,834,418**	5,893,652	7,157,816
Net income	**$ 4,717,563**	$ 9,672,176	$11,579,759
Earnings per share:			
Basic	**$ 0.46**	$ 0.97	$ 1.17
Diluted	**$ 0.45**	$ 0.94	$ 1.13

See accompanying notes.

Nicholas Financial, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

	Common Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Balance at March 31, 2006	9,912,931	$15,525,988	$ 992,675	$41,730,512	$58,249,175
Issuance of common stock under stock options	26,350	65,826	–	–	65,826
Issuance of restricted share awards	45,000	–	–	–	–
Income tax benefit on exercise of non-qualified stock options	–	103,987	–	–	103,987
Share-based compensation	–	392,676	–	–	392,676
Net income	–	–	–	11,579,759	11,579,759
Mark to market–interest rate swaps	–	–	(584,438)	–	(584,438)
Balance at March 31, 2007	9,984,281	16,088,477	408,237	53,310,271	69,806,985
Issuance of common stock under stock options	206,750	280,349	–	–	280,349
Issuance of restricted and performance share awards	39,000	–	–	–	–
Income tax benefit on share awards	–	448,666	–	–	448,666
Share-based compensation	–	387,391	–	–	387,391
Net income	–	–	–	9,672,176	9,672,176
Mark to market–interest rate swaps	–	–	(2,019,128)	–	(2,019,128)
Balance at March 31, 2008	10,230,031	17,204,883	(1,610,891)	62,982,447	78,576,439
Issuance of common stock under stock options	**138,050**	**193,055**	–	–	**193,055**
Issuance of restricted and performance share awards	**5,750**	–	–	–	–
Income tax benefit on share awards	–	**26,312**	–	–	**26,312**
Share-based compensation	–	**649,372**	–	–	**649,372**
Net income	–	–	–	**4,717,563**	**4,717,563**
Mark to market–interest rate swaps	–	–	**854,972**	–	**854,972**
Balance at March 31, 2009	**10,373,831**	**$18,073,622**	**$ (755,919)**	**$67,700,010**	**$85,017,713**

See accompanying notes.

Nicholas Financial, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,		
	2009	**2008**	**2007**
Cash flows from operating activities:			
Net income	**$ 4,717,563**	$ 9,672,176	$11,579,759
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**355,894**	351,099	362,754
Gain on sale of property and equipment	**(16,763)**	(37,692)	(50,163)
Provision for credit losses	**16,386,070**	7,817,997	3,690,405
Deferred income taxes	**(2,309,977)**	44,523	66,291
Share-based compensation	**649,372**	387,391	392,676
Unrealized mark-to-market loss on interest rate swaps	**1,530,005**	-	-
Changes in operating assets and liabilities:			
Prepaid expenses and other assets	**(56,515)**	(64,665)	(13,592)
Accounts payable and accrued expenses	**(250,014)**	(351,797)	90,758
Income taxes payable/recoverable	**892,979**	(912,176)	48,091
Deferred revenues	**(233,136)**	(49,803)	(68,313)
Net cash provided by operating activities	**21,665,478**	16,857,053	16,098,666
Cash flows from investing activities:			
Purchase and origination of finance contracts	**(103,378,183)**	(111,091,212)	(112,866,748)
Principal payments received	**79,341,088**	88,594,586	85,009,367
Decrease (increase) in assets held for resale	**71,702**	(242,496)	(97,463)
Purchase of property and equipment	**(295,272)**	(189,845)	(515,908)
Proceeds from sale of property and equipment	**25,755**	47,050	76,451
Net cash used in investing activities	**(24,234,910)**	(22,881,917)	(28,394,301)
Cash flows from financing activities:			
Net proceeds from line of credit	**2,092,997**	5,925,098	11,596,182
(Decrease) increase in drafts payable	**(457,983)**	141,276	299,777
Proceeds from exercise of stock options	**193,055**	280,349	65,826
Net excess tax benefits related to exercise of stock options and issuance of performance share awards	**176,487**	476,398	103,987
Net cash provided by financing activities	**2,004,556**	6,823,121	12,065,771
Net (decrease) increase in cash	**(564,876)**	798,257	(229,864)
Cash, beginning of year	**2,297,451**	1,499,193	1,729,057
Cash, end of year	**$ 1,732,575**	$ 2,297,450	$ 1,499,193
Supplemental disclosure of noncash investing and financing activities:			
Increase (decrease) in fair value of derivatives and related taxes (excluding change recorded in earnings)	**$ 854,972**	$(2,019,128)	$ (584,438)
Shortfall of tax benefits from the issuance of restricted and performance share awards	**$ (150,175)**	$ (27,732)	$ -

See accompanying notes.

Nicholas Financial, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization

Nicholas Financial, Inc. ("Nicholas Financial – Canada") is a Canadian holding company incorporated under the laws of British Columbia with two wholly-owned United States subsidiaries, Nicholas Data Services, Inc. (NDS) and Nicholas Financial, Inc. (NFI). NDS is engaged principally in the development, marketing and support of computer application software. NFI is a specialized consumer finance company engaged primarily in acquiring and servicing retail installment contracts ("Contracts") for purchases of new and used automobiles and light trucks. To a lesser extent, NFI also makes direct loans and sells consumer-finance related products. Both NDS and NFI are based in Florida, U.S.A. The accompanying consolidated financial statements are stated in U.S. dollars and are presented in accordance with accounting principles generally accepted in the United States of America (GAAP).

2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of "Nicholas Financial – Canada" and its wholly owned subsidiaries, NDS and NFI, collectively referred to as the Company. All intercompany transactions and balances have been eliminated.

Reclassification

Certain amounts in our prior-period consolidated financial statements and notes have been reclassified to conform to the current-period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses on finance receivables, the net realizable value of assets held for resale, the fair value of interest rate swaps, compensation arising from share-based awards, and the effective income tax rate.

Finance Receivables

Finance receivables are recorded at cost, net of unearned interest, discounts and an allowance for credit losses.

2. Summary of Significant Accounting Policies (continued)

Allowance for Credit Losses

The allowance for credit losses is increased by charges against earnings and decreased by charge-offs (net of recoveries). In addition to the charges against earnings, the reserve for credit losses has been established using dealer discounts to absorb potential credit losses. A dealer discount represents the difference between the finance receivable, net of unearned interest, of a Contract, and the amount of money the Company actually pays for the Contract. The entire amount of discount is related to credit quality and is considered to be part of the credit loss reserve. The Company aggregates Contracts into static pools consisting of Contracts purchased during a three-month period for each branch location. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. As conditions change, the Company's level of provisioning and/or allowance may change as well.

Assets Held for Resale

Assets held for resale are stated at net realizable value and consist primarily of automobiles that have been repossessed by the Company and are awaiting final disposition. Costs associated with repossession, transport and auction preparation expenses are charges reported under operating expenses in the period in which they were incurred. The Company maintains full responsibility for repossessions.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Automobiles	3 years
Equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of lease term or useful life (generally 6 - 7 years)

Drafts Payable

Drafts payable represent checks disbursed for loan purchases which have not yet been funded through the line of credit. Amounts generally clear within two business days of period end and are then added to the line of credit.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

Effective April 1, 2007 the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109", or FIN 48. The Company concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. Accordingly, the adoption of FIN 48 did not have a material effect on the Company's consolidated financial statements.

The Company files income tax returns in the U.S. Federal jurisdiction and various states. The Company is no longer subject to U.S. Federal tax examinations for years before 2005. State jurisdictions that remain subject to examination range from 2005 to 2007. The Company does not believe there will be any material changes in our unrecognized tax positions over the next 12 months.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor has the Company recognized any related interest or penalties during fiscal 2009.

Revenue Recognition

Interest income on finance receivables is recognized using the interest method. Accrual of interest income on finance receivables is suspended when a loan is contractually delinquent for 60 days or more or the collateral is repossessed, whichever is earlier. As of March 31, 2009, 2008 and 2007 the amount of gross finance receivables not accruing interest was approximately \$3,608,000, \$2,740,000 and \$1,461,000, respectively.

The amount of future unearned income is computed as the product of the Contract rate, the Contract term, and the Contract amount.

Deferred revenues consist primarily of commissions received from the sale of ancillary products. These products include automobile warranties, roadside assistance programs, accident and health insurance, credit life insurance and forced placed automobile insurance. These commissions are amortized over the life of the contract using the effective annual interest method.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company attributes its entire dealer discount to a reserve for credit losses. The Company's net fees charged for processing a loan are recognized as an adjustment to the yield and are amortized over the life of the loan using the interest method. After the analysis of purchase date accounting is complete, any uncollectible amounts would be contemplated in estimating the allowance for loan losses.

Sales relate principally to telephone support agreements and the sale of business forms to the Company's customer base. The aforementioned sales of NDS represent less than 1% of the Company's consolidated revenues.

Earnings Per Share

Basic earnings per share is calculated by dividing the reported net income for the period by the weighted average number of shares of common stock outstanding. Diluted earnings per share includes the effect of dilutive options and other share awards. Basic and diluted earnings per share have been computed as follows:

	Fiscal Year ended March 31,		
	2009	**2008**	**2007**
Numerator for earnings per share – net income	**$ 4,717,563**	$ 9,672,176	$11,579,759
Denominator:			
Denominator for basic earnings per share – weighted average shares	**10,248,919**	10,002,505	9,929,944
Effect of dilutive securities:			
Stock options and other share awards	**151,365**	296,174	359,229
Denominator for diluted earnings per share	**10,400,284**	10,298,679	10,289,173
Earnings per share – basic	**$ 0.46**	$ 0.97	$ 1.17
Earnings per share – diluted	**$ 0.45**	$ 0.94	$ 1.13

Diluted earnings per share does not include the effect of certain stock options as their impact would be anti-dilutive. Approximately 395,500 and 122,000 were not included in the computation of diluted earnings per share for the years ended March 31, 2009 and 2008, respectively, because their effect would have been anti-dilutive.

2. Summary of Significant Accounting Policies (continued)

Share-Based Payments

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123(R)") the Company recognizes the cost of employee services received in exchange for an award of equity instruments in the consolidated financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). The Company measures the cost of employee services received in exchange for an award based on the grant-date fair value of the award.

The Company estimates the fair market value of each option award using the Black-Scholes option pricing model. The risk-free interest rate is based upon a U.S. Treasury instrument with a life that is similar to the expected term of the options. Expected volatility is based upon the historical volatility for the previous period equal to the expected term of the options. The expected term is based upon the average life of previously issued options. The expected dividend yield is based upon the current yield on date of grant.

In accordance with FASB Staff Position No. 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards", the Company elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

Financial Instruments

The Company's financial instruments consist of cash, finance receivables, accounts receivable, line of credit and accounts payable. For each of these financial instruments, excluding the line of credit, the carrying value approximates its fair value. The carrying value of cash and cash equivalents and restricted cash approximates the fair value due to the nature of these accounts. Finance receivables, net approximates fair value based on the price paid to acquire indirect loans. The price paid reflects competitive market interest rates and purchase discounts for the Company's chosen credit grade in the economic environment. This market is highly liquid as the Company acquires individual loans on a daily basis from dealers. The initial terms of the indirect finance receivables range from 12 to 72 months. The initial terms of the direct finance receivables range from 6 to 48 months. In addition, there have been minimal changes in interest rates and purchase discounts related to these types of loans. Accrued interest is paid monthly. As a result of the short term nature of this activity, the carrying value of the accrued interest approximates fair value. The interest rate for the line of credit is a variable rate based on LIBOR pricing options or at the prime rate. Any new or renewed credit facility would contain pricing that is materially higher than the Company's current credit facility. Based on current market conditions the fair value of the line of credit is estimated to be $98,800,000.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments (continued)

The Company's financial instruments consist of cash, finance receivables, accounts receivable, line of credit and accounts payable. For each of these financial instruments, excluding the line of credit, the carrying value approximates its fair value. The carrying value of cash and cash equivalents and restricted cash approximates the fair value due to the nature of these accounts. Finance receivables, net approximates fair value based on the price paid to acquire indirect loans. The price paid reflects competitive market interest rates and purchase discounts for the Company's chosen credit grade in the economic environment. This market is highly liquid as the Company acquires individual loans on a daily basis from dealers. The initial terms of the indirect finance receivables range from 12 to 72 months. The initial terms of the direct finance receivables range from 6 to 48 months. In addition, there have been minimal changes in interest rates and purchase discounts related to these types of loans. Accrued interest is paid monthly. As a result of the short term nature of this activity, the carrying value of the accrued interest approximates fair value. The interest rate for the line of credit is a variable rate based on LIBOR pricing options or at the prime rate. Any new or renewed credit facility would contain pricing that is materially higher than the Company's current credit facility. Based on current market conditions the fair value of the line of credit is estimated to be $98,800,000.

The Company's financial instruments that are exposed to concentrations of credit risk are primarily finance receivables and cash. The Company operates in twelve states through its forty-eight branch locations. Florida represents 43% of the finance receivables total as of March 31, 2009. Ohio represents 13% and Georgia and North Carolina each represent 10% of the finance receivables total as of March 31, 2009. Of the remaining eight states, no one state represents more than 5% of the total finance receivables. The Company provides credit during the normal course of business and performs ongoing credit evaluations of its customers. The Company maintains reserves for potential credit losses which, when realized, have been within the range of management's expectations. The Company perfects a primary security interest in all vehicles financed as a form of collateral. From time to time the Company maintains deposits with banks, which exceed the $250,000 Federal Deposit Insurance Corporation insured limit. Historically, the Company has not experienced any loss of cash due to such concentration of credit risk.

Interest Rate Swaps

Interest rate swap contracts are reported as either assets or liabilities in the consolidated balance sheet at fair value. For interest rate swap contracts designated and qualifying as cash flow hedges, gains or losses on the effective portion of the hedge are initially included as a component of other comprehensive income and are subsequently reclassified into earnings when interest on the related debt is paid. For interest rate swap contracts which are not designated and qualifying as cash flow hedges, changes in the mark-to-market value (unrealized gains and losses) are recorded in earnings. The Company does not use interest rate swaps for speculative purposes.

2. Summary of Significant Accounting Policies (continued)

Interest Rate Swaps (continued)

In January 2008, the FASB issued Statement 133 Implementation Issue No. E23, "Issues Involving the Application of the Shortcut Method under Paragraph 68" ("Issue E23"). Issue E23 amends SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", to explicitly permit use of the shortcut method for those hedging relationships in which (1) the interest rate swap has a nonzero fair value at the inception of the hedging relationship, attributable solely to differing prices within the bid-ask spread, and/or (2) the hedged item has a trade date that differs from its settlement date because of generally established conventions in the marketplace in which the transaction to acquire or issue the hedged item is executed. Issue E23 is effective for hedging relationships designated on or after January 1, 2008.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) is composed entirely of previous mark-to-market adjustments of designated and qualifying cash flow hedges, net of the related tax effect. See note 6 - "Interest Rate Swap Agreements".

Statements of Cash Flows

Cash paid for income taxes for the years ended March 31, 2009, 2008 and 2007 was approximately $4,075,000, $6,285,000 and $6,939,000, respectively. Cash paid for interest for the years ended March 31, 2009, 2008 and 2007 was approximately $5,433,000, $6,337,000 and $5,405,000, respectively.

Recent Accounting Pronouncements

Effective April 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" and SFAS No. 159 "The Fair Value Option for Financial Assets and Liabilities". SFAS No. 157 establishes a framework for using fair value. It defines fair value rules as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 159 generally permits the measurement of selected eligible financial instruments at fair value at specified election dates. Upon adoption of SFAS No. 159, the Company did not elect to adopt the fair value option for any financial instruments.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

SFAS No. 157 was effective for the Company on April 1, 2008; however, in February 2008 the FASB released FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157", which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Accordingly, the Company adopted the provisions of SFAS No. 157 only with respect to financial assets and liabilities as of April 1, 2008. The adoption of SFAS No. 157 for financial assets and liabilities did not have a material impact on the consolidated financial statements. The Company is currently assessing the potential effect of adopting SFAS No. 157 on the consolidated financial statements for non-financial assets and liabilities, which will be adopted on April 1, 2009.

SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1
Quoted prices in active markets for identical assets or liabilities such as debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury, other U.S. Government and agency mortgage-backed debt securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

Following is a description of valuation methodology currently used for assets and liabilities recorded at fair value.

Interest Rate Swap Agreements
Interest rate swap agreements are recorded at fair value on a recurring basis. The Company estimates the fair value based on the estimated net present value of the future cash flows using a forward interest rate yield curve in effect as of the measurement period, adjusted for nonperformance risk, if any, including a quantitative and/or qualitative evaluation of both the Company's credit risk and the counterparty's credit risk. Accordingly, the Company classifies interest rate swap agreements as Level 2. Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been used had a ready market for the securities existed.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis
The following table presents information about certain assets and liabilities measured at fair value:

	March 31, 2009			
	Fair Value Measurement Using			Assets/Liabilities Measured at Fair Value
Description	**Level 1**	**Level 2**	**Level 3**	
Interest rate swap agreements	$ -	$2,754,760	$ -	$2,754,760

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis
The Company may be required, from time to time, to measure certain assets and liabilities at fair value on a nonrecurring basis. The Company does not currently have any assets or liabilities measured at fair value on a nonrecurring basis.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities". SFAS No. 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the effect of the adoption of this statement.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In May 2009, the FASB issued SFAS No. 165 "Subsequent Events". The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 will be effective for quarterly periods ending after June 15, 2009.

Other recent accounting pronouncements issued by the FASB (including its EITF), the AICPA, and the SEC did not and are not believed by the Company to have a material impact on the Company's present or future consolidated financial statements.

3. Finance Receivables

The Company purchases individual installment loan contracts from new and used automobile dealers in its markets. There is no relationship between the Company and the dealer with respect to a given contract once the assignment of that contract is complete. The dealer has no vested interest in the performance of any installment contract the Company purchases.

The Company charges-off receivables when an individual account has become more than 120 days contractually delinquent. In the event of repossession the charge-off will occur in the month in which the vehicle was repossessed.

Consumer automobile finance installment contracts are included in finance receivables and are detailed as follows as of fiscal years ended March 31:

	2009	**2008**	**2007**
Indirect finance receivables, gross contract	**$291,034,770**	$270,053,583	$247,002,051
Unearned interest	**(84,579,409)**	(78,623,809)	(69,487,637)
Indirect finance receivables, net of unearned interest	**206,455,361**	191,429,774	177,514,414
Allowance for credit losses	**(24,926,076)**	(20,112,260)	(20,638,912)
Indirect finance receivables, net	**$181,529,285**	$171,317,514	$156,875,502

The terms of the indirect finance receivables range from 12 to 72 months and bear a weighted average effective interest rate of 24% as of March 31, 2009 and 2008.

3. Finance Receivables (continued)

Direct consumer loans are also included in finance receivables and are detailed as follows as of fiscal years ended March 31:

	2009	2008	2007
Direct finance receivables, gross contract	**$6,890,705**	$10,161,929	$9,990,060
Unearned interest	**(1,212,554)**	(2,101,042)	(2,176,159)
Direct finance receivables, net of unearned interest	**5,678,151**	8,060,887	7,813,901
Allowance for credit losses	**(513,067)**	(335,057)	(324,688)
Direct finance receivables, net	**$5,165,084**	$7,725,830	$7,489,213

The terms of the direct finance receivables range from 6 to 48 months and bear a weighted average effective interest rate of 27% and 26% as of March 31, 2009 and 2008, respectively.

The following table sets forth a reconciliation of the changes in the allowance for credit losses on Contracts for the fiscal years ended March 31:

	2009	2008	2007
Balance at beginning of year	**$20,112,260**	$20,638,912	$22,274,255
Discounts acquired on new volume	**10,227,382**	9,715,284	10,024,971
Provision for credit losses	**15,680,590**	7,355,973	3,347,810
Losses absorbed	**(22,143,156)**	(17,417,160)	(12,560,921)
Recoveries	**1,857,202**	1,848,816	1,722,580
Discounts accreted	**(808,202)**	(2,029,565)	(4,169,783)
Balance at end of year	**$24,926,076**	$20,112,260	$20,638,912

The following table sets forth a reconciliation of the changes in the allowance for credit losses on direct loans for the fiscal years ended March 31:

	2009	2008	2007
Balance at beginning of year	**$335,057**	$324,688	$293,767
Provision for credit losses	**705,480**	374,832	279,255
Losses absorbed	**(590,154)**	(409,251)	(276,065)
Recoveries	**62,684**	44,788	27,731
Balance at end of year	**$513,067**	$335,057	$324,688

4. Property and Equipment

Property and equipment as of March 31, 2009 and 2008 is summarized as follows:

	Cost	Accumulated Depreciation	Net Book Value
2009			
Automobiles	**$ 596,843**	**$ 401,244**	**$ 195,599**
Equipment	**613,890**	**445,041**	**168,849**
Furniture and fixtures	**449,958**	**322,218**	**127,740**
Leasehold improvements	**896,768**	**614,484**	**282,284**
	$2,557,459	**$1,782,987**	**$ 774,472**
2008			
Automobiles	$ 527,321	$ 331,189	$ 196,132
Equipment	541,721	371,745	169,976
Furniture and fixtures	433,461	276,002	157,459
Leasehold improvements	826,408	505,889	320,519
	$2,328,911	$1,484,825	$ 844,086

5. Line of Credit

The Company has a $115,000,000 line of credit facility (the Line) which expires on November 30, 2010. The Company may borrow the lesser of the $115,000,000 or amounts based upon formulas principally related to a percentage of eligible finance receivables, as defined. Borrowings under the Line may be under various LIBOR pricing options or at the prime rate. Prime rate based borrowings are generally less than $5,000,000. Pledged as collateral for this credit facility are all of the assets of the Company. As of March 31, 2009 the outstanding amount of the credit facility was approximately $102,000,000 and the amount available under the line of credit was approximately $13,000,000. The facility requires compliance with certain financial ratios and covenants and satisfaction of specified financial tests, including maintenance of asset quality and performance tests. Dividends require consent in writing by the agent and majority lenders under the facility. As of March 31, 2009, the Company was in full compliance with all debt covenants.

6. Interest Rate Swap Agreements

The Company utilizes interest rate swap agreements to manage exposure to variability in expected cash flows attributable to interest rate risk. The swap agreements convert a portion of the Company's floating rate debt to a fixed rate, more closely matching the interest rate characteristics of the Company's finance receivables.

6. Interest Rate Swap Agreements (continued)

At March 31, 2009, $80,000,000 of the Company's borrowings are subject to swap agreements which are detailed as follows:

Date Entered	Effective Date	Notional Amount	Fixed Rate of Interest	Maturity Date
March 11, 2004	October 5, 2004	10,000,000	3.64%	October 2, 2009
January 18, 2005	July 2, 2005	10,000,000	4.38%	July 2, 2010
September 9, 2005	September 13, 2005	10,000,000	4.46%	September 2, 2010
October 18, 2007	October 22, 2007	20,000,000	4.73%	November 2, 2009
November 29, 2007	December 3, 2007	10,000,000	4.04%	December 2, 2010
January 17, 2008	February 2, 2008	10,000,000	3.26%	February 2, 2011
February 6, 2008	May 19, 2008	10,000,000	2.83%	May 19, 2010

These interest rate swaps were previously designated as cash flow hedges in accordance with SFAS No. 133, "Derivative Instruments and Hedging Activities", as amended. Based on credit market events that transpired in October 2008, the Company made an economic decision to elect the prime rate pricing option available under the Line for the month of October 2008. As a result, the critical terms of the interest rates swaps and hedged interest payments were no longer identical and the Company undesignated its interest rate swaps as cash flow hedges. Consequently, beginning in October 2008 changes in the mark-to-market value of interest rate swaps (unrealized gains and losses) are recorded in earnings. Unrealized losses previously recorded in accumulated other comprehensive loss are now reclassified into earnings as interest payments on the Line affect earnings over the remaining term of the respective swap agreements. The Company does not use interest rate swaps for speculative purposes. Such instruments continue to be intended for use as economic hedges.

From October 6, 2008 to March 31, 2009 approximately $572,000 of unrealized losses were reclassified from accumulated other comprehensive loss to the unrealized mark-to-market loss on interest rate swaps line item of the consolidated statement of income.

At March 31, 2009 remaining accumulated other comprehensive loss, net of tax, was approximately $756,000. Prospective amounts expected to be reclassified and affect net earnings are $578,000 and $178,000 for the years ending March 31, 2010 and 2011, respectively.

In addition, the change in the fair value of interest rate swaps from October 6, 2008 to March 31, 2009 of approximately $958,000 was also recorded in the unrealized mark-to-market loss on interest rate swaps line item of the consolidated statement of income.

6. Interest Rate Swap Agreements (continued)

The Company records net realized gains and losses from the swap agreements into the interest expense line item of the consolidated statement of income. Such settlement payments approximated $1,540,000 during 2009. Of such amount, payments from October 6, 2008 to March 31, 2009 approximated $879,000. Under the swap agreements, the Company received an average variable rate of 2.12%, 4.57% and 5.24% and paid an average fixed rate of 4.03%, 4.03% and 3.90% for the years ended March 31, 2009, 2008 and 2007, respectively. The interest rate swap liabilities are recorded at fair value, which is approximately $2,755,000 and $2,610,000 as of March 31, 2009 and 2008, respectively, in the interest rate swaps line item of the consolidated balance sheets. Accumulated other comprehensive loss as of March 31, 2009 and 2008 of approximately $756,000 and $1,611,000, respectively, represents the after-tax effect of the derivative losses prior to October 2008 when the swaps were designated and qualifying as cash flow hedges. As noted above, these unrealized losses previously recorded in accumulated other comprehensive loss while interest rate swaps were designated as cash flow hedges will be reclassified into earnings as interest payments on the Line affect earnings over the remaining term of the respective swap agreements.

The following table reconciles net income with comprehensive income for the years ended March 31:

	2009	2008	2007
Net income	**$4,717,563**	$9,672,176	$11,579,759
Mark-to-market of interest rate swaps, net of tax (expense) benefit of ($301,586), $1,250,594, and $356,927, respectively - through October 6, 2008	**501,955**	(2,019,128)	(584,438)
Reclassification adjustment for loss included in net income, net of tax (expense) of ($218,949) - after October 6, 2008	**353,017**	-	-
Comprehensive income	**$5,572,535**	$7,653,048	$10,995,321

7. Income Taxes

The provision for income taxes consists of the following for the years ended March 31:

	2009	2008	2007
Current:			
Federal	**$4,392,629**	$4,976,294	$6,121,286
State	**751,766**	872,835	970,239
Total current	**5,144,395**	5,849,129	7,091,525
Deferred:			
Federal	**(1,972,413)**	37,879	57,203
State	**(337,564)**	6,644	9,088
Total deferred	**(2,309,977)**	44,523	66,291
Income tax expense	**$2,834,418**	$5,893,652	$7,157,816

The net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are reflected in deferred income taxes. Significant components of the Company's deferred tax assets consist of the following as of March 31:

	2009	**2008**
Allowance for credit losses not currently deductible for tax purposes	**$5,364,609**	$3,815,689
Unrealized mark-to-market losses on interest rate swaps	**1,054,522**	999,107
Other items	**386,016**	360,821
	$6,805,147	$5,175,617

The provision for income taxes reflects an effective U.S tax rate, which differs from the corporate tax rate for the following reasons:

	2009	**2008**	**2007**
Provision for income taxes at federal statutory rate	**$2,643,194**	$5,448,040	$6,558,151
Increase resulting from:			
State income taxes, net of federal benefit	**269,231**	571,661	636,562
Other	**(78,007)**	(126,049)	(36,897)
	$2,834,418	$5,893,652	$7,157,816

8. Share-Based Payments

The Company has share awards outstanding under three share-based compensation plans (the "Equity Plans"). The Company believes that such awards better align the interests of its employees with those of its shareholders. Under the shareholder-approved 1998 Employee Stock Option Plan and Non-Employee Director Stock Option Plan (collectively the "1998 Plans") the Board of Directors was authorized to grant option awards for up to 1,410,000 common shares to employees and directors. On August 9, 2006 the Company's shareholders approved the Nicholas Financial, Inc. Equity Incentive Plan (the "2006 Plan") for employees and non-employee directors. Under the 2006 Plan the Board of Directors is authorized to grant total share awards for up to 975,000 common shares. The 2006 Plan replaced the 1998 Plans; accordingly no additional option awards may be granted under the 1998 Plans. In addition to option awards, the 2006 Plan provides for restricted stock and performance share awards.

Option awards previously granted to employees and directors under the 1998 Plans generally vest ratably based on service over a five and three-year period, respectively and generally have a contractual term of ten years. Vesting and contractual terms for option awards under the 2006 Plan are essentially the same as those of the 1998 Plans. Restricted stock awards generally cliff vest over a three-year period based on service conditions. The vesting of performance share awards is contingent upon the attainment of company-wide performance goals including annual revenue growth and operating income targets. There are no post-vesting restrictions for share awards.

The Company funds share awards from authorized but unissued shares and does not purchase shares to fulfill the obligations of the plans. Dividends, if any, are not paid on unvested performance shares or unexercised options, but are paid on unvested restricted stock awards.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2009	2008	2007
Risk-free interest rate	**2.24%**	3.60%	-
Weighted average expected original term	**5 years**	7 years	-
Expected volatility	**42%**	47%	-
Expected dividend yield	**0.00%**	0.00%	-

8. Share-Based Payments (continued)

A summary of option activity under the Equity Plans as of March 31, 2009, and changes during the year are presented below.

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at March 31, 2008	778,900	$ 4.85		
Granted	121,000	3.74		
Exercised	138,050	1.40		
Forfeited	46,900	7.72		
Outstanding at March 31, 2009	714,950	$ 5.14	5.98	$ 173,726
Exercisable at March 31, 2009	376,834	$ 3.95	3.41	$ 173,726

The Company granted 121,000 and 320,000 options with a weighted average fair value of $1.48 and $4.33 during the years ended March 31, 2009 and 2008, respectively. The Company did not grant any options during the year ended March 31, 2007. The total intrinsic value of options exercised during the years ended March 31, 2009, 2008 and 2007 was approximately $487,000, $1,251,000 and $273,000, respectively.

During the year ended March 31, 2009, 138,050 options were exercised at exercise prices ranging from $1.13 to $2.20 per share. During the same period 46,900 options were forfeited at exercise prices ranging from $2.20 to $11.23 per share.

Cash received from options exercised during the years ended March 31, 2009, 2008 and 2007 totaled approximately $193,000, $280,000 and $66,000, respectively. Related income tax benefits during the same periods totaled approximately $176,000, $476,000 and $104,000, respectively. Such amounts are included in proceeds from exercise of stock options and income tax benefit related thereto under cash flows from financing activities in the consolidated statements of cash flows. As of March 31, 2009, there was approximately $804,000 of total unrecognized compensation cost related to options granted under the Plan. That cost is expected to be recognized over a weighted-average period of approximately 4 years.

8. Share-Based Payments (continued)

A summary of the status of the Company's non-vested restricted shares under the 2006 Plan as of March 31, 2009, and changes during the year then ended is presented below.

Restricted Share Awards	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Non-vested at March 31, 2008	69,000	$ 10.11		
Granted	74,000	2.62		
Vested	(49,000)	9.98		
Forfeited	-	-		
Non-vested at March 31, 2009	94,000	$ 4.28	2.58	$ 246,280

The Company awarded 74,000 restricted shares with a weighted average grant date fair value of $2.62 during the year ended March 31, 2009.

As of March 31, 2009, there was approximately $261,000 of total unrecognized compensation cost related to non-vested restricted share awards granted under the 2006 Plan. That cost is expected to be recognized over a weighted-average period of approximately 3 years.

A summary of the status of the Company's non-vested performance shares under the 2006 Plan as of March 31, 2009, and changes during the year then ended is presented below.

Performance Share Awards	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Non-vested at March 31, 2008	13,000	$ 6.16		
Granted	3,000	2.62		
Vested	(10,000)	6.16		
Forfeited	(3,000)	6.16		
Non-vested at March 31, 2009	3,000	$ 2.62	1.00	$ 7,860

The Company awarded 3,000 performance shares with a weighted average grant date fair value of $2.62 during the year ended March 31, 2009.

As of March 31, 2009, there was $7,860 of total unrecognized compensation cost related to non-vested performance share awards granted under the 2006 Plan. That cost is expected to be recognized over a weighted-average period of approximately 1 year.

9. Employee Benefit Plans

The Company has a 401(k) retirement plan under which all employees are eligible to participate. Employee contributions are voluntary and subject to Internal Revenue Service limitations. The Company matches, based on annually determined factors, employee contributions provided the employee completes certain levels of service annually. For the plan year 2009, the Board of Directors has suspended the Company's matching. The Board will re-evaluate the Company's matching policy for plan year 2010 later this year. For the years ended March 31, 2009, 2008 and 2007, the Company recorded expenses of approximately $10,000, $141,000 and $105,000, respectively, related to this plan.

10. Commitments and Contingencies

The Company leases corporate and branch offices under operating lease agreements which provide for annual minimum rental payments as follows:

Fiscal Year ending March 31:	
2010	$1,137,151
2011	564,268
2012	309,425
2013	155,358
2014	71,177
	$2,237,379

Rent expense for the years ended March 31, 2009, 2008, and 2007 was approximately $1,366,000, $1,300,000 and $1,194,000, respectively. The Company recognizes rent expense on a straight-line basis over the term of the lease, taking into account, when applicable, lessor incentives for tenant improvements, periods where no rent payment is required and escalations in rent payments over the term of the lease.

The Company is not a party to any pending legal proceedings other than ordinary routine litigation incidental to its business, none of which, if decided adversely to the Company, in the opinion of management, would have a material adverse affect on the Company's financial position.

11. Quarterly Results of Operations (Unaudited)

	Fiscal Year ended March 31, 2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$13,119,064	$13,505,357	$13,254,300	$13,223,650
Interest expense	1,409,336	1,431,677	1,268,669	1,274,850
Provision for credit losses	3,435,052	5,112,352	4,567,640	3,271,026
Unrealized mark-to-market loss on interest rate swaps	-	-	1,664,220	(134,215)
Non-interest expense	5,816,482	5,624,221	5,374,397	5,434,683
Operating income before income taxes	2,458,194	1,337,107	379,374	3,377,306
Income tax expense	900,501	545,264	144,469	1,244,184
Net income	$ 1,557,693	$ 791,843	$ 234,905	$2,133,122
Earnings per share:				
Basic	$ 0.15	$ 0.08	$ 0.02	$ 0.20
Diluted	$ 0.15	$ 0.08	$ 0.02	$ 0.20

	Fiscal Year ended March 31, 2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 12,170,554	$ 12,577,711	$ 12,614,482	$ 12,720,050
Interest expense	1,588,608	1,643,262	1,610,758	1,467,837
Provision for credit losses	1,197,122	1,616,757	2,466,564	2,537,554
Non-interest expense	4,885,803	5,116,294	4,982,443	5,403,967
Operating income before income taxes	4,499,021	4,201,398	3,554,717	3,310,692
Income tax expense	1,715,131	1,604,782	1,318,293	1,255,446
Net income	$ 2,783,890	$ 2,596,616	$ 2,236,424	$ 2,055,246
Earnings per share:				
Basic	$ 0.28	$ 0.26	$ 0.22	$ 0.20
Diluted	$ 0.27	$ 0.25	$ 0.22	$ 0.20

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure information required to be disclosed in its reports filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure. The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or internal controls will prevent all possible error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance the objectives of the control system are met. Further, the design of a control system must reflect the fact there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a15(e) under the Exchange Act) as of March 31, 2009. Based upon the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded the Company's disclosure controls and procedures were effective as of March 31, 2009.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements in accordance with generally accepted accounting principles. The Company's management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2009, the end of the fiscal year covered by this Annual Report on Form 10-K, based on the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on management's evaluation under the framework in *Internal Control-Integrated Framework*, management has concluded that the Company's internal control over financial reporting was effective as of March 31, 2009.

June 15, 2009

Peter L. Vosotas
Chairman of the Board, President
and Chief Executive Officer

Ralph T. Finkenbrink
Senior Vice President-Finance
and Chief Financial Officer

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. The Company's management report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Commission that permit the Company to provide only management's report on internal control over financial reporting in this annual report.

Change in Internal Control Over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information to be set forth under the captions "Proposal 1: Election of Directors," "Board of Directors," "Executive Officers and Compensation" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the definitive Proxy Statement and Information Circular for the 2009 Annual General Meeting of Members of the Company, which will be filed on or about July 9, 2009 (the "Proxy Statement"), is incorporated herein by reference.

The Company has adopted a written code of ethics applicable to its chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. The text of this code of ethics is filed as Exhibit 14 to this Annual Report on Form 10-K. A copy of the code of ethics is also posted on the Company's web site at www.nicholasfinancial.com. The Company intends to satisfy the disclosure requirements under Item 5.05 of the SEC's Current Report on Form 8-K regarding amendments to, or waivers from, the code of ethics by posting such information on the Company's web site at www.nicholasfinancial.com. The Company is not including the information contained on or available through its web site as a part of, or incorporating such information by reference into, this Annual Report on Form 10-K.

Item 11. Executive Compensation, Compensation Interlocks and Insider Participation

The information to be set forth under the captions "Executive Officers and Compensation" and "Board of Directors" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information to be set forth under the captions "Voting Shares and Ownership of Management and Principal Holders" and "Executive Officers and Compensation – Equity Compensation Plan Information" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, Director Independence and Board of Directors

The information to be set forth under the captions "Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information to be set forth under the caption "Proposal 3: Appointment of Independent Auditors" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements

See Part II, Item 8, of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

All financial schedules are omitted as the required information is not applicable or the information is presented in the consolidated financial statements or related notes.

(3) Exhibits

Exhibit No.	Description
3.1	Articles of Nicholas Financial, Inc. (1)
3.2	Notice of Articles of Nicholas Financial, Inc. (2)
4.0	Form of Common Stock Certificate (3)
10.1	Amended and Restated Loan and Security Agreement, dated August 1, 2000 (4)
10.2	Amendment No. 1 to Loan Agreement, dated March 16, 2001 (5)
10.3	Amendment No. 2 to Loan Agreement, dated July 31, 2001 (6)
10.4.1	Amendment No. 3 to Loan Agreement, dated June 27, 2002 (7)
10.4.2	Amendment No. 4 to Loan Agreement, dated June 30, 2004 (8)
10.4.3	Amendment No. 5 to Loan Agreement, dated March 31, 2005 (9)
10.4.4	Amendment No. 6 to Loan Agreement, dated September 15, 2005 (10)
10.4.5	Amendment No. 7 to Loan Agreement, dated February 1, 2006 (11)
10.4.6	Amendment No. 8 to Loan Agreement, dated March 27, 2007 (12)
10.4.7	Amendment No. 9 to Loan Agreement, dated November 13, 2007 (13)
10.5	Nicholas Financial, Inc. Employee Stock Option Plan (14)*
10.6	Nicholas Financial, Inc. Non-Employee Director Stock Option Plan (15)*
10.7	Employment Contract, dated November 22, 1999, between Nicholas Financial, Inc. and Ralph Finkenbrink, Senior Vice President of Finance (16)*
10.8	Employment Contract, dated March 16, 2001, between Nicholas Financial, Inc. and Peter L. Vosotas, President and Chief Executive Officer (17)*
10.9	Form of Dealer Agreement and Schedule thereto listing dealers that are parties to such agreements (18)
10.10	ISDA Master Agreement, dated as of March 30, 1999, between Bank of America National Trust and Savings Association and Nicholas Financial, Inc. (including Schedule thereto) (19)

10.11	Form of Letter Agreement (confirming terms and conditions of Swap Transaction under the Master Agreement referred to in Exhibit 10.10 above) and Schedule thereto listing variable terms of outstanding Swap Transactions (20)
10.12	Nicholas Financial, Inc. Equity Incentive Plan (21)*
10.13	Form of Nicholas Financial, Inc. Equity Incentive Plan Stock Option Award (22)*
10.14	Form of Nicholas Financial, Inc. Equity Incentive Plan Restricted Stock Award (23)*
10.15	Form of Nicholas Financial, Inc. Equity Incentive Plan Performance Share Award (24)*
14.0	Code of Ethics for Chief Executive Officer and Senior Financial Officers
21.0	Subsidiaries of Nicholas Financial, Inc. (25)
23.0	Consent of Dixon Hughes PLLC
24.0	Powers of Attorney (included on signature page hereto)
31.1	Certification of President and Chief Executive Officer
31.2	Certification of Senior Vice President and Chief Financial Officer
32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. § 1350
32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. § 1350

*	Represents a management contract or compensatory plan, contract or arrangement in which a director or named executive officer of the Company participated.
(1)	Incorporated by reference to Appendix B to the Company's Proxy Statement and Information Circular for the 2006 Annual General Meeting of Shareholders filed with the SEC on June 30, 2006 (File No. 0-26680).
(2)	Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 filed with the SEC on May 24, 2007 (SEC File No. 0-26680).
(3)	Incorporated by reference to Exhibit 4 to the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 2004, as filed with the SEC on June 29, 2004.
(4)	Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-2 (Reg. No. 333-113215) filed with the SEC on March 2, 2004.
(5)	Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-2 (Reg. No. 333-113215) filed with the SEC on March 2, 2004.
(6)	Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-2 (Reg. No. 333-113215) filed with the SEC on March 2, 2004.
(7)	Incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-2 (Reg. No. 333-113215) filed with the SEC on March 2, 2004.
(8)	Incorporated by reference to Exhibit 10.1 to the Company's Form 10-QSB for the fiscal quarter ended June 30, 2004, as filed with the SEC on August 16, 2004.
(9)	Incorporated by reference to Exhibit 10.4.3 to the Company's Form 10-KSB for the fiscal year ended March 31, 2005, as filed with the SEC on June 29, 2005.
(10)	Incorporated by reference to Exhibit 33.1 to the Company's Form 10-Q for the quarter ended September 30, 2005, as filed with the SEC on November 10, 2005.

(11) Incorporated by reference to Exhibit 10.4.5 to the Company's Form 10-K for the fiscal year ended March 31, 2006, as filed with the SEC on June 29, 2006.

(12) Incorporated by reference to Exhibit 10.4.6 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007, as filed with the SEC on June 14, 2007.

(13) Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended December 31, 2007, as filed with the SEC on February 11, 2008.

(14) Incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8 filed with the SEC on June 30, 1999 (SEC File No. 333-81967).

(15) Incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8 filed with the SEC on June 30, 1999 (SEC File No. 333-81961).

(16) Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-2 (Reg. No. 333-113215) filed with the SEC on March 2, 2004.

(17) Incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Company's Registration Statement on Form S-2 (Reg. No. 333-113215) filed with the SEC on March 2, 2004.

(18) Incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006 as filed with the SEC on June 29, 2006.

(19) Incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Company's Registration Statement on Form S-2 (Reg. No. 333-113215) filed with the SEC on April 7, 2004.

(20) Incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Company's Registration Statement on Form S-2 (Reg. No. 333-113215) filed with the SEC on April 7, 2004.

(21) Incorporated by reference to Appendix A to the Company's Proxy Statement and Information Circular for the 2006 Annual General Meeting of Shareholders filed with the SEC on June 30, 2006.

(22) Incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8 filed with the SEC on May 24, 2007 (Reg. No. 333-143245).

(23) Incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8 filed with the SEC on May 24, 2007 (Reg. No. 333-143245).

(24) Incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-8 filed with the SEC on May 24, 2007 (Reg. No. 333-143245).

(25) Incorporated by reference to Exhibit 21 to the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 2004, as filed with the SEC on June 29, 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICHOLAS FINANCIAL, INC.

Dated: June 15, 2009

By: /s/ Peter L. Vosotas
Peter L. Vosotas
Chairman of the Board, Chief Executive Officer and President

KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Peter L. Vosotas and Ralph T. Finkenbrink, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Peter L. Vosotas Peter L. Vosotas	Chairman of the Board, Chief Executive Officer, President and Director	June 15, 2009
/s/ Ralph T. Finkenbrink Ralph T. Finkenbrink	Sr. Vice President – Finance, Chief Financial Officer, Chief Accounting Officer and Director	June 15, 2009
/s/ Stephen Bragin Stephen Bragin	Director	June 15, 2009
/s/ Alton R. Neal Alton R. Neal	Director	June 15, 2009
/s/ Scott Fink Scott Fink	Director	June 15, 2009

EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Nicholas Financial, Inc.*
3.2	Notice of Articles of Nicholas Financial, Inc.*
4.0	Form of Common Stock Certificate*
10.1	Amended and Restated Loan and Security Agreement, dated August 1, 2000*
10.2	Amendment No. 1 to Loan Agreement, dated March 16, 2001*
10.3	Amendment No. 2 to Loan Agreement, dated July 31, 2001*
10.4.1	Amendment No. 3 to Loan Agreement, dated June 27, 2002*
10.4.2	Amendment No. 4 to Loan Agreement, dated June 30, 2004*
10.4.3	Amendment No. 5 to Loan Agreement, dated March 31, 2005*
10.4.4	Amendment No. 6 to Loan Agreement, dated September 15, 2005*
10.4.5	Amendment No. 7 to Loan Agreement, dated February 1, 2006*
10.4.6	Amendment No. 8 to Loan Agreement, dated March 27, 2007*
10.4.7	Amendment No. 9 to Loan Agreement, dated November 13, 2007*
10.5	Nicholas Financial, Inc. Employee Stock Option Plan*
10.6	Nicholas Financial, Inc. Non-Employee Director Stock Option Plan*
10.7	Employment Contract, dated November 22, 1999, between Nicholas Financial, Inc. and Ralph Finkenbrink, Senior Vice President of Finance*
10.8	Employment Contract, dated March 16, 2001, between Nicholas Financial, Inc. and Peter L. Vosotas, President and Chief Executive Officer*
10.9	Form of Dealer Agreement and Schedule thereto listing dealers that are parties to such agreements*
10.10	ISDA Master Agreement, dated as of March 30, 1999, between Bank of America National Trust and Savings Association and Nicholas Financial, Inc. (including Schedule thereto)*
10.11	Form of Letter Agreement (confirming terms and conditions of Swap Transaction under the Master Agreement referred to in Exhibit 10.10 above) and Schedule thereto listing variable terms of outstanding Swap Transactions*
10.12	Nicholas Financial, Inc. Equity Incentive Plan*
10.13	Form of Nicholas Financial, Inc. Equity Incentive Plan Stock Option Award*
10.14	Form of Nicholas Financial, Inc. Equity Incentive Plan Restricted Stock Award*
10.15	Form of Nicholas Financial, Inc. Equity Incentive Plan Performance Share Award*
14.0	Code of Ethics for Chief Executive Officer and Senior Financial Officers
21.0	Subsidiaries of Nicholas Financial, Inc.*
23.0	Consent of Dixon Hughes PLLC

24.0	Powers of Attorney (included on signature page hereto)
31.1	Certification of President and Chief Executive Officer
31.2	Certification of Senior Vice President and Chief Financial Officer
32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. §1350
32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. §1350

---

* Incorporated by reference.

SHAREHOLDER INFORMATION

Corporate Offices:

Nicholas Financial, Inc.
2454 McMullen Booth Road
Clearwater, Florida 33759

Directors:

Peter L. Vosotas
Chairman, CEO & President

Stephen Bragin
Audit Committee Member
Compensation Committee Member
Former Owner Florida Produce Co.

Scott Fink
Audit Committee Member
Compensation Committee Member
Owner
Hyundai Franchise Dealerships

Ralph T. Finkenbrink
Senior Vice President & CFO
Corporate Secretary

Alton R. "Charlie" Neal
Audit Committee Chairman
Compensation Committee Member
Partner - Retired
Johnson, Blakely, Pope, Bokor,
Ruppel & Burns

Independent Auditors:

Dixon Hughes
Atlanta, Georgia

General Counsel:

Foley & Lardner
Chicago, Illinois

Transfer Agent & Registrar:

Computershare Investor Services
Vancouver, BC, Canada

Stock Information:

Listed on the NASDAQ National
Market System
Trading Symbol: NICK

Corporate Officers:

Kevin D. Bates
Vice President- Great Lakes Area

Catherine L. Braswell
Controller

Stephanie M. Crist
Director of Human Resources

Ralph T. Finkenbrink
Senior Vice President & CFO

Matthew J. Foget
Vice President Marketing

Sotirios A. Kakalis
Director of Loss Recovery

Douglas W. Marohn
Senior Vice President
Branch Operations

Michael J. Marika
Chief Information Officer

Peter L. Vosotas
CEO & President

Notice To Shareholders:

The Company will supply to any owner of Common Stock, upon written request to the Company at the above address and without charge, a copy of the Annual Report on Form 10-K for the year ended March 31, 2009, which has been filed with the Securities and Exchange Commission.

The Annual Report and 10-K are also available on the Company's internet website at
www.nicholasfinancial.com

The Annual Meeting will be held on August 11, 2009 at 10:00 am at the Nicholas Financial Corporate office:

Nicholas Financial, Inc.
2454 McMullen Booth Road
Clearwater, FL 33759



NICHOLAS FINANCIAL, INC.

2454 McMullen Booth Road
Building C
Clearwater, Florida 33759 USA
Telephone - (727) 726-0763
Fax - (727) 726-2140
www.NicholasFinancial.com